Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

PERMA-FIX ENVIRONMENTAL SERVICES, INC.,
(“PESI”)

HOMELAND SECURITY CAPITAL CORPORATION,
(“Parent”)

and

SAFETY & ECOLOGY HOLDINGS CORPORATION
(the “Company”)

for the purchase and sale of
all of the capital stock of the Company

dated as of

July 15, 2011

i

ARTICLE III. RESERVED.		31

ARTICLE IV. REPRESENTATIONS AND WARRANTIES REGARDING PESI		31

4.1	Organization and Qualification; Subsidiaries	31
4.2	Governing Documents	32
4.3	Capitalization.	32
4.4	Authority; Due Authorization; Binding Agreement; Approval.	32
4.5	No Violation; Consents.	33
4.6	Compliance.	33
4.7	SEC Filings; Financial Statements.	34
4.8	Absence of Certain Changes or Events	34
4.9	Tax Returns, Payments and Elections	34
4.10	Brokers	35
4.11	Litigation	35
4.12	Disclosure of Material Information	35
4.13	Information Statement	35

ARTICLE V. COVENANTS		35

5.1	Interim Operations of the Company.	35
5.2	Acquisition Proposals.	39
5.3	Access to Information and Properties.	43
5.4	Further Action; Commercially Reasonable Efforts.	44
5.5	Information Statement.	45
5.6	Notification of Certain Matters	47
5.7	Publicity	47
5.8	Stock Exchange Listing	47
5.9	Employee Benefits.	47
5.10	Tax Matters.	48
5.11	No Takeover Statute Applies	50
5.12	Parent and Company Expenses	50
5.13	Non-Solicitation of Employees	51
5.14	Non-Solicitation of Customers	51
5.15	Non-Compete	51
5.16	Confidential Information	52
5.17	Remedies and Injunctive Relief	52
5.18	Acknowledgment.	53
5.19	Disclosure Updates	54
5.2	Liabilities of Company and the Company Subsidiaries	54
5.21	Management Investors	54
5.22	Parent Required Vote.	55
5.23	Parent Required Votes by Parent Stockholders; Shareholder Agreements.	55

ARTICLE VI. CONDITIONS		55

6.1	Conditions to Each Party’s Obligation to Close the Acquisition	55
6.2	Conditions to Parent’s Obligation to Close the Acquisition	56
6.3	Conditions to PESI’s Obligations to Close the Acquisition	57

ARTICLE VII. TERMINATION		60

7.1	Termination	60
7.2	Effect of Termination	62

ARTICLE VIII. INDEMNIFICATION		63

8.1	Indemnification of PESI.	63
8.2	Indemnification of Parent.	63
8.3	Losses.	64
8.4	Indemnification Procedures.	64
8.5	Limitations on Indemnification.	65
8.6	Exclusive Remedy.	67
8.7	Application of Escrow Amount.	67

ARTICLE IX. MISCELLANEOUS		67

9.1	Fees and Expenses.	67
9.2	Amendment; Waiver.	68
9.3	Offsets	69
9.4	Notices	69
9.5	Rules of Construction and Interpretation; Certain Definitions.	70
9.6	Headings; Disclosure Letters	75
9.7	Counterparts	75
9.8	Entire Agreement	75
9.9	Severability	75
9.10	Governing Law	76
9.11	Assignment	76
9.12	Parties in Interest	76
9.13	Intentionally Omitted	76
9.14	Jurisdiction	76

Exhibit List:

Exhibit A = Promissory Note
Exhibit B = Escrow Agreement
Exhibit C = Representations, Warranties and Covenants as to Payoff Shares
Exhibit D = Registration Rights Agreement
Exhibit E = Subscription Agreement
Exhibit F = Leichtweis Employment Agreement

TABLE OF DEFINED TERMS

Defined Term	Location
Acceptable Confidentiality Agreement	Section 5.2(b)
Acquisition	Section 1.1
Acquisition Agreement	Section 5.2(d)

Defined Term	Location
Acquisition Proposal	Section 5.2(f)
Affiliates	Section 5.1(n)
Agreement	Preamble
Annual Report Purposes	Section 5.3(b)
Audited Financial Statements	Section 6.3(v)
Business	Preamble
Business Day	Section 9.5(d)(i)
Cash Consideration	Section 1.2(a)
CERCLA	Section 2.17(a)
Claim	Section 9.5(d)(ii)
Cleanup	Section 9.5(d)(iii)
Closing	Section 1.7
Closing Date	Section 1.7
Closing Net Working Capital Amount	Section 1.5(a)
Closing Statement	Section 1.5(a)
COBRA	Section 2.14(j)
Code	Section 9.5(d)(iv)
Commercially Reasonable Efforts	Section 9.5(d)(v)
Company	Preamble
Company 401(k) Plan	Section 5.9(b)
Company Board	Preamble
Company Common Stock	Preamble
Company Credit Agreement	Section 9.5(d)(vi)
Company Employee Benefit Plan	Section 2.14(a)
Company IP	Section 9.5(d)(vii)
Company Material Contract	Section 2.12(a)
Company Series A Preferred	Preamble
Company Shares	Preamble
Company Stock Plans	Section 2.14(o)
Company Subsidiary/Subsidiaries	Section 2.1(b)
Confidentiality Agreement	Section 7.2
Continuing Employees	Section 5.9(a)
Current Assets	Section 1.4(b)
Current Liabilities	Section 1.4(c)
Default Date	Section 1.3.2
Disclosure Update	Section 5.19
DGCL	Section 5.11
DOL	Section 2.14(c)
Employment and Withholding Taxes	Section 9.5(d)(viii)
Environmental Laws	Section 2.17(a)
Environmental Permits	Section 2.17(b)
Environmental Reports	Section 2.17(i)
ERISA	Section 2.14(a)
ERISA Affiliate	Section 2.14(b)
Escrow Agent	Section 1.3.1(b)

Defined Term	Location
Escrow Agreement	Section 1.3.1(b)
Estimated Closing Balance Sheet	Section 1.4
Estimated Net Working Capital Adjustment	Section 1.4(d)
Estimated Net Working Capital Amount	Section 1.4
Estimated Net Working Capital Deficiency	Section 1.4
Estimated Net Working Capital Surplus	Section 1.4
Exchange Act	Section 2.4(b)
FCPA	Section 2.7(b)
Final Net Working Capital Amount	Section 1.5(b)
Final Net Working Capital Deficiency	Section 1.5(c)
Final Net Working Capital Surplus	Section 1.5(c)
Financial Statements	Section 2.8
Fundamental Warranty	Section 8.5(a)
GAAP	Section 2.8
GAAP Liabilities	Section 9.5(d)(ix)
Governmental Entity	Section 2.4(a)
Hazardous Material	Section 9.5(d)(x)
Independent Accounting Firm	Section 1.5(b)
Indemnitee	Section 8.4
Indemnifying Party	Section 8.4
Information Statement	Section 5.5(a)
Initial Cash Consideration	Section 1.3.1(a)
Intellectual Property	Section 9.5(d)(xi)
IRS	Section 2.14(c)
Knowledge	Section 9.5(d)(xii)
Law	Section 9.5(d)(xiii)
Leichtweis	Section 9.5(d)(xiv)
Leichtweis Employment Agreement	Section 6.2(k)
Liability/Liabilities	Section 9.5(d)(xv)
Lien	Section 9.5(d)(xvi)
Litigation	Section 9.5(d)(xvii)
Losses	Section 8.3
Management Investor/Management Investors	Section 5.21
Material Adverse Effect	Section 9.5(d)(xviii)
Material Customers	Section 2.13
Money Laundering Laws	Section 2.7(c)
Most Recent Company Balance Sheet	Section 2.8
NASDAQ	Section 4.5(a)
Net Working Capital Amount	Section 1.4(a)
Note	Section 1.2(b)
Note Consideration	Section 1.2(b)
Notice of Claim	Section 8.4(a)
Order	Section 2.4(a)
Out-of-Pocket Expenses	Section 9.1(b)
Parent	Preamble

v

Defined Term	Location
Parent Adverse Recommendation Change	Section 5.2(d)
Parent and Company Secretary Certificates	Section 6.3(c)
Parent Board	Preamble
Parent Common Stock	Section 2.3(b)
Parent Disclosure Letter	Article II
Parent Indemnitees	Section 8.2
Parent Non-Solicitation Period	Section 5.13
Parent Notice of Change	Section 5.2(d)
Parent Release	Section 6.3(k)
Parent Required Votes	Section 2.2(a)
Parent Restricted Party/Parties	Section 5.13(a)
Parent Termination Fee	Section 9.1(b)
Parent Stockholders	Section 5.5(e)
Payoff Amount	Section 1.3.2(a)
Payoff Shares	Section 1.3.2(b)
PBGC	Section 2.14(f)
Permits	Section 2.6
Permitted Lien	Section 9.5(d)(xviii)
Person	Section 9.5(d)(xix)
PESI	Preamble
PESI Common Stock	Section 5.21
PESI DC Plan	Section 5.9(b)
PESI Disclosure Letter	Article IV
PESI Governing Documents	Section 4.2
PESI Indemnitees	Section 8.1
PESI Lender	Section 4.5(a)
PESI Options	Section 4.3
PESI Preferred Stock	Section 4.3
PESI Restricted Party/Parties	Section 5.16
PESI SEC Documents	Section 4.7(a)
PESI Secretary’s Certificate	Section 6.2(g)
PESI Subsidiary	Section 4.1(b)
Piggyback Rights	Section 1.3.2(b)
Pre-Closing Tax Period	Section 5.10(a)
Purchase Price	Section 1.2
Registered IP	Section 2.22(a)
Registration Rights Agreement	Section 1.3.2(b)
Release	Section 9.5(d)(xx)
Remaining Escrow Amount	Section 9.3
Representatives	Section 5.2(a)
Retained Portion of Purchase Price	Section 1.3.1(a)
SEC	Section 2.20(a)
Securities Act	Section 9.5(d)(xxi)
Series F Preferred Stock	Section 2.3(b)
Series H Preferred Stock	Section 2.3(b)

Defined Term	Location
Series I Preferred Stock	Section 2.3(b)
SOX	Section 2.20(a)
SPRU Project	Section 9.5(d)(xxii)
Straddle Period	Section 5.10(b)
Subscription Agreement	Section 5.21
Subsidiary	Section 9.5(d)(xxiii)
Superior Proposal	Section 5.2(f)
Tax	Section 9.5(d)(xxiv)
Tax Claim	Section 5.10(h)(ii)
Tax Return	Section 9.5(d)(xxv)
Termination Date	Section 7.1(b)(i)
Title IV Plan	Section 2.14(b)
USG Authorities	Section 5.4(e)
WARN Act	Section 2.18(c)
Welfare Plan	Section 2.14(j)
Written Demand Notice	Section 1.3.2
Yorkville	Section 6.3(p)

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of July 15, 2011, by and among PERMA-FIX ENVIRONMENTAL SERVICES, INC., a Delaware corporation (“PESI”); HOMELAND SECURITY CAPITAL CORPORATION, a Delaware corporation (“Parent”); and SAFETY & ECOLOGY HOLDINGS CORPORATION, a Nevada corporation (the “Company”).

WHEREAS, the Company is a subsidiary of Parent, and the Company and its Subsidiaries are an international provider of environmental, nuclear and radiological infrastructure remediation, disaster relief solutions and advanced construction services (the “Business”);

WHEREAS, Parent is the owner of all of the issued and outstanding shares of capital stock of the Company, consisting of 20 shares of common stock, par value $0.001 per share (the “Company Common Stock”) and 10,550,000 shares of Series A Preferred Stock, par value $0.001 per share (the “Company Series A Preferred”);

WHEREAS, the issued and outstanding shares of the Company Common Stock and the Company Series A Preferred are collectively referred to herein as the “Company Shares”;

WHEREAS, the Company Shares represent all of the issued and outstanding shares of capital stock of the Company, and there shall not at the Closing be any other issued and outstanding securities, notes, options, rights or other instruments convertible or exercisable into any capital stock of the Company;

WHEREAS, PESI desires to purchase from Parent, and Parent desires to sell to PESI, all of the Company Shares, subject to the terms of this Agreement;

WHEREAS, the Parent Board of Directors (the “Parent Board”) and the Company Board of Directors (the “Company Board”) have approved the execution, delivery and performance by Parent and the Company of this Agreement and the transactions contemplated herein and the obligations of Parent and the Company hereunder, respectively, and the Parent Board has determined to recommend that the stockholders of Parent approve the transactions contemplated herein; and

WHEREAS, in addition to those capitalized terms defined above, the parties intend that certain other capitalized terms used throughout this Agreement have the respective meanings set forth in the Sections of this Agreement described in the Table of Defined Terms which precedes this preamble.

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the benefits to be derived by each party hereunder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I.
PURCHASE AND SALE

1.1        The Acquisition.  Pursuant to, and subject to the terms of, this Agreement, at the Closing, Parent shall sell, assign and transfer to PESI, and PESI shall purchase from Parent, all of the Company Shares, free and clear of any and all Liens (the “Acquisition”).  The Company Shares to be purchased by PESI represent 100% of the issued and outstanding capital stock of the Company.

1.2        Purchase Price.  Subject to Section 1.3 and the other terms of this Agreement, the aggregate purchase price for the Company Shares shall be the amount equal to the sum of the following (the “Purchase Price”):

(a)           $22,000,000, in cash, as may be adjusted pursuant to the Estimated Net Working Capital Adjustment Amount and the Closing Net Working Capital Adjustment Amount calculated as set forth in Sections 1.4 and 1.5, respectively (the “Cash Consideration”), payable to Parent as set forth in Section 1.3.1 hereof, and

(b)           a three (3) year unsecured promissory note in the principal amount of $2,500,000 (the “Note”) issued by PESI to the order of Parent, with the Note providing, among other things, the terms as set forth in Section 1.3.2 and the Note being substantially in the form and substance as set forth in the Promissory Note attached hereto as Exhibit A (the “Note Consideration”).

1.3        Payment of Purchase Price.  Subject to the terms of this Agreement, the Purchase Price will be paid to Parent, as follows:

1.3.1	Cash Consideration. At the Closing, PESI will pay:

(a)
    $20,000,000 of the Cash Consideration, as may be adjusted by the Estimated Net Working Capital Adjustment Amount, less the aggregate amount of the purchase price due and owing PESI for the PESI Common Stock to be purchased by the Management Investors in accordance with Section 5.21 (“Retained Portion of Purchase Price”), to Parent by wire transfer of immediately available funds, to the bank account designated in writing by Parent (the “Initial Cash Consideration”), and

(b)
    $2,000,000 of the Cash Consideration to SunTrust Bank, as escrow agent (the “Escrow Agent”), by wire transfer of immediately available funds, to be held and administered pursuant to the terms of the escrow agreement attached hereto as Exhibit B (the “Escrow Agreement”), to satisfy all or part of any claims for indemnity pursuant to Section 8.1 hereof and for any other purpose specifically set forth in the Escrow Agreement.

1.3.2
                Note Consideration.  The Note in the principal amount of $2,500,000 shall be issued by PESI to the order of Parent.  The Note (i) shall be unsecured and subordinated; (ii) shall bear an annual interest rate equal to 6%; (iii) shall be non-negotiable; (iv) may not be sold, transferred or assigned by Parent without the prior written consent of PESI which may be withheld by PESI in PESI’s sole discretion; (v) shall be subject to offset as provided in Section 9.3 hereof; and (vi) shall be payable over a three (3) year period in thirty-six (36) monthly installments of principal and interest, with each monthly installment to be as follows:  the principal sum of $69,444.44, plus accrued interest, with the final installment to be in the sum of the remaining unpaid principal balance due under the Note plus accrued interest, due thereon.  The first installment shall be payable on the 15th  day of the month following the Closing Date and an installment due on the 15th day of each of the next 35 months thereafter.  The Note further provides that on the failure of PESI to pay any monthly installment of principal and interest within 30 days when due thereunder (“Default Date”), (x) the annual interest rate will automatically increase (without any action on the part of Parent) as of such Default Date to 12% during the period of such default, and (y) Parent will have the option to declare the Note in default and to be immediately due and payable where upon the Note shall become forthwith due and payable upon written demand received by PESI (“Written Demand Notice”), and Parent will thereafter, at its option and in its sole discretion, have the right to elect by written election delivered to PESI to receive in full and complete satisfaction of all of PESI’s obligations under the Note, as more fully set forth therein, either:

(a)	the cash amount equal to the sum of the unpaid principal balance owing under the Note and all accrued and unpaid interest thereon, plus the Expenses (as defined in the Note) (the “Payoff Amount”);

(b)
    the number of fully paid and non-assessable shares of PESI restricted Common Stock (the “Payoff Shares”), equal to the quotient determined by dividing the Payoff Amount by the average of the closing prices per share of the PESI Common Stock as reported by the primary national securities exchange or automatic quotation system on which PESI Common Stock is traded during the 30 consecutive trading day period ending on the trading day immediately prior to receipt by PESI of the Written Demand Notice in accordance with Section 9.4 and Parent’s written election to receive Payoff Shares in full and complete  satisfaction of PESI’s obligations under the Note; provided, however, that the number of Payoff Shares plus the number of shares of PESI Common Stock to be issued to the Management Investors pursuant to Section 5.21 hereof shall not exceed 19.9% of the voting power of all of PESI voting securities issued and outstanding as of the date of this Agreement.  In addition, the Parent shall not, at anytime or for any reason, assign, transfer or convey the Payoff Shares or any portion thereof, if issued by PESI to Parent, to Yorkville.

If the Parent elects to receive the Payoff Shares, the issuance of the Payoff Shares will be subject to PESI having received from Parent, within three (3) Business Days prior to the issuance of the Payoff Shares, substantially the same representations, warranties and covenants as set forth in Exhibit C attached hereto, duly executed by the Parent.  If issued, the Payoff Shares will not be registered, and the Parent will not be entitled to registration rights with respect to the Payoff Shares, except for certain piggyback rights (“Piggyback Rights” as set forth in the Registration Rights Agreement in substantially the form attached hereto as Exhibit D (the “Registration Rights Agreement”), which Registration Rights Agreement shall be executed by HOMS and PESI immediately prior to issuance of the Payoff Shares.  The Payoff Shares that will be issued to Parent will be subject to the restrictions, qualifications, and limitations set forth in Exhibit C, this Agreement and the Note, including without limitation, compliance with federal and state securities laws, the percentage of the Payoff Shares to be issued to Parent, and the limitations on the maximum number of Payoff Shares to be issued to Parent.

(c)
    any combination of the Payoff Amount or the Payoff Shares, provided, however, that the aggregate amount of the Payoff Amount and the Payoff Shares shall not exceed the unpaid principal balance and accrued interest due under the Note as of receipt by PESI of the Written Demand Notice, with the number of Payoff Shares to be determined by dividing the amount of the Payoff Amount which is to be paid in Payoff Shares by the average of the closing prices per share of the PESI Common Stock as reported by the primary national securities exchange or automatic quotation system on which PESI Common Stock is traded during the thirty (30) consecutive trading day period ending on the trading day immediately prior to receipt by PESI of the Written Demand Notice and Parent’s written election to receive a portion of the Payoff Amount in Payoff Shares, with such notice to specify the amount of the Payoff Amount to be paid in Payoff Shares;

(d)
    If the Payoff Shares are to be issued, Parent shall be entitled to the Piggyback Rights with respect to such shares for a period of two (2) years from the date such Payoff Shares are issued to the Parent, pursuant to the terms and conditions as set forth in Exhibit D attached hereto.

1.4        Estimated Net Working Capital Adjustment.  At least five (5) Business Days before Closing, Parent shall deliver to PESI a balance sheet representing Parent’s good faith estimate of the consolidated balance sheet of the Company and the Company Subsidiaries as of the Closing Date (without giving effect to the transactions contemplated herein) (the “Estimated Closing Balance Sheet”), which shall include the estimated net working capital of the Company as of the Closing Date (the “Estimated Net Working Capital Amount”).  The Estimated Closing Balance Sheet and the calculations of the Estimated Net Working Capital Amount shall be determined pursuant to GAAP, except as otherwise provided in this Section 1.4.  If the Estimated Net Working Capital Amount, as stated in and calculated in accordance with the Estimated Closing Balance Sheet, is greater than $10,500,000, then the Initial Cash Consideration to be paid to Parent at Closing pursuant Section 1.3.1(a) will be increased by such excess amount (such amount, the “Estimated Net Working Capital Surplus”).  If the Estimated Net Working Capital Amount is less than $9,500,000, then the Initial Cash Consideration to be paid to Parent at Closing pursuant Section 1.3.1(a) will be decreased by such deficiency (such amount, the “Estimated Net Working Capital Deficiency”).  The Estimated Closing Balance Sheet of the Company shall be subject to the reasonable approval of PESI.  For purposes of this Agreement:

(a)           “Net Working Capital Amount” shall mean the difference between the Company’s “Currents Assets” minus “Current Liabilities;”

(b)           “Current Assets” shall mean the balance as of the date of the Estimated Closing Balance Sheet of the Company’s cash and cash equivalents, restricted cash, trade and other receivables (less allowance for bad debts, receivables outstanding longer than [120] days, obligations under all capital leases surviving the Closing, both current and long-term), inventories, prepaid expenses and other current assets (as determined under GAAP).  Prior to the Closing, PESI shall have the opportunity to review all receivables and identify any receivables it considers to be at risk.  The parties shall mutually agree, at least three (3) Business Days prior to delivery of the Estimated Closing Balance Sheet, as to which receivables of the Company and the Company Subsidiaries are at risk of collection and the calculation of the Company’s Current Assets for purposes of calculating the Estimated Closing Balance Sheet.  All intercompany agreements, receivables and payables between the Company and/or the Company Subsidiaries, the Parent or its Affiliates shall have been terminated and estimated prior to the Closing.  Termination of such intercompany accounts shall be a condition to the Closing of this Agreement by PESI.

(c)           “Current Liabilities” shall mean the balance, as of the date of the Estimated Closing Balance Sheet, of accounts payable, accrued expenses, accrued compensation payable, and all amounts owing under the Company’s Credit Agreement.

(d)           “Estimated Net Working Capital Adjustment” shall mean the Estimated Net Working Capital Surplus or Estimated Net Working Capital Deficiency, as applicable.

1.5        Closing Net Working Capital Adjustment.

(a)           Within 75 days after the Closing, PESI shall prepare and deliver to Parent a statement (the “Closing Statement”) which reflects, in reasonable detail, the Net Working Capital Amount of the Company as of the Closing (the “Closing Net Working Capital Amount”). The items reflected in the Closing Statement shall be determined using the same principles, policies and methods used in connection with the determination of the Estimated Working Capital Adjustment Amount, except Current Liabilities and Current Assets shall be determined as of the Closing Date.  The parties agree to cooperate with each other in connection with the preparation of the Closing Statement and PESI shall make available to Parent all records and workpapers used in preparing the Closing Statement.

(b)           Parent may dispute the Closing Net Working Capital Amount and the Closing Statement by notifying PESI in writing of any disputed amounts, and provide a reasonably detailed description of the basis of any such dispute, within 45 days after Parent’s receipt of the Closing Statement.  If Parent disputes the Closing Net Working Capital Amount and the Closing Statement, Parent and PESI shall attempt to reconcile their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties.  If Parent and PESI are unable to reach a resolution of any such differences within 30 days after PESI’s receipt of Parent’s written notice of dispute, Parent and PESI shall submit the amounts remaining in dispute for determination and resolution to a firm of independent certified public accountants selected jointly by Parent and PESI (or if Parent and PESI cannot agree within such 30 day period, a firm of independent certified public accountants as selected jointly by Parent’s and PESI’s respective choices of independent certified public accountants) (the “Independent Accounting Firm”), which shall be instructed to determine and report to the parties, within 30 days after such submission, a resolution of such remaining disputed amounts, and such resolution shall be final, binding and conclusive on the parties hereto with respect to the remaining amounts disputed.  The Independent Accounting Firm may not assign a value to any item in dispute greater than the greatest value for such item assigned by PESI, on the one hand, or Parent, on the other hand.  The Independent Accounting Firm’s determination will be based solely on written submissions made by PESI and Parent prepared in accordance with the guidelines and procedures set forth in this Agreement and not on the basis of an independent review.  PESI and Parent will each pay their own fees and expenses (including any fees and expenses of their accountants and other representatives) in connection with the resolution of any dispute under this Section 1.5 (excluding the fees and expenses of the Independent Accounting Firm).  The fees and expenses of the Independent Accounting Firm pursuant to this Section 1.5(b) shall be borne by PESI and Parent, in inverse proportion as they may prevail on matters resolved by the Independent Accounting Firm, which proportionate allocations shall also be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted.  The Closing Net Working Capital Amount shall be deemed to be modified to the extent of any changes thereto that become final, binding and conclusive on the parties based on mutual agreement or a determination of the Independent Accounting Firm in accordance with this Section 1.5(b).  As used in this Agreement, the term “Final Net Working Capital Amount” shall mean, as applicable, (i) the Closing Net Working Capital Amount, if undisputed by Parent, (ii) the Closing Net Working Capital Amount, as adjusted by mutual agreement pursuant to this Section 1.5(b), or (iii) the Closing Net Working Capital Amount, as adjusted pursuant to this Section 1.5(b) by the Independent Accounting Firm.

(c)           Within five (5) Business Days after the later of (i) the date on which Parent’s written notice of dispute would have been required to be delivered to PESI by Parent in accordance with Section 1.5(b), or (ii) the resolution of all timely disputed amounts in accordance with Section 1.5(b), the Purchase Price shall be increased or decreased pursuant to this Section 1.5(c) and the amount of such increase or decrease paid pursuant to this Section 1.5(c).  If the Closing Net Working Capital Amount is greater than $10,000,000, PESI shall pay to Parent an amount equal to such excess, less the Estimated Net Working Capital Surplus, if any (such amount, the “Final Net Working Capital Surplus”).  If the Final Closing Net Working Capital Amount is less than $10,000,000, then Parent shall pay to PESI an amount equal to such deficiency, less the Estimated Net Working Capital Deficiency, if any (such amount, the “Final Net Working Capital Deficiency”).  Any Final Net Working Capital Deficiency or Final Net Working Capital Surplus shall bear interest at the prime rate of Citibank, N.A. in effect on the Closing Date commencing on the Closing Date through the date of payment and calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding, and shall be paid, together with such interest, by wire transfer of immediately available funds to an account designated in writing by the party to whom payment is owed.

1.6        Intentionally Omitted.

1.7        Closing; Closing Transactions.  The closing (the “Closing”) of the transactions contemplated by this Agreement will take place at 10:00 a.m. (local time) on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be so satisfied or (to the extent permitted by applicable Law) waived by the party entitled to the benefit of those conditions on the Closing Date), at the offices of Conner & Winters, LLP, 1700 One Leadership Square, 211 North Robinson, Oklahoma City, Oklahoma 73102, or remotely via the exchange of documents and signatures, unless another time, date or place is agreed to in writing by the parties (such date upon which the Closing occurs, the “Closing Date”).  For all purposes, the Closing shall be deemed to have occurred as of 12:01 a.m. on the Closing Date.

1.7.1	Parent’s Closing Deliveries. Subject to the conditions set forth in this Agreement, at or prior to the Closing, Parent shall deliver to PESI all closing deliverables set forth in Section 6.3.

1.7.2
             PESI’s Closing Deliveries.  Subject to the conditions set forth in this Agreement, at or prior to the Closing, PESI shall deliver to Parent or the Company, as appropriate, the closing deliverables set forth in Section 6.2 of this Agreement.

ARTICLE II.
REPRESENTATIONS AND WARRANTIES REGARDING PARENT AND THE COMPANY

Parent and the Company, jointly and severally, hereby represent and warrant to PESI  that, except as set forth in Parent’s disclosure letter delivered to PESI at or prior to the execution of this Agreement (the “Parent Disclosure Letter”), which letter has been arranged to correspond to the numbered and lettered Sections in this Article II, provided that disclosure of any item in any Section of the Parent Disclosure Letter shall not be deemed to be disclosed with respect to any other Section of this Article II:

2.1        Organization and Qualification; Company Subsidiaries.

(a)           The Company is a corporation duly incorporated and validly existing in good standing under the laws of the State of Nevada and Parent is a corporation duly incorporated and validly existing in good standing under the laws of the State of Delaware.  Each of the Company and Parent has the requisite corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character of the properties owned or leased by it makes such licensing or qualification necessary, except where the failure to be so qualified has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Each Subsidiary of the Company (each, a “Company Subsidiary”, and collectively, “Company Subsidiaries”) (i) is  duly incorporated and validly existing under the laws of its respective jurisdiction of organization, (ii) has the requisite corporate or other business entity power and authority to own or lease its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character of the properties owned or leased by it makes such licensing or qualification necessary, in each case, except as has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Section 2.1(b) of the Parent Disclosure Letter sets forth a true and complete list of all of the Company Subsidiaries, the state of incorporation or formation of each Company Subsidiary and, as of the date hereof, the jurisdictions in which each Company Subsidiary is qualified or licensed to do business. Other than with respect to the Company Subsidiaries, the Company does not directly or indirectly own any equity interest in, or any interest convertible into or exchangeable or exercisable for, any equity interest in, any corporation, partnership, joint venture or other business entity.

2.2        Authority; Binding Nature of Agreement; Approval; Governing Documents.

(a)           Parent and the Company have the requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement subject to the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding capital stock of Parent, with the holders of Parent’s Series I Convertible Preferred Stock and Parent’s Series H Convertible Preferred Stock, voting as a single class with the Parent Common Stock on an as-converted basis, and the affirmative vote of the holders of 66% of the issued and outstanding shares of Parent’s Series H Convertible Preferred Stock, voting as a separate class (the “Parent Required Votes”).

(b)           The execution, delivery and performance of this Agreement by Parent and the Company and the consummation by Parent and the Company of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of Parent and the Company (other than, the approval of this Agreement by the Parent Required Votes).

(c)           This Agreement has been duly executed and delivered by Parent and the Company and, assuming the due authorization, execution and delivery hereof by PESI, constitutes a valid and binding obligation of Parent and the Company, enforceable against Parent and the Company in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, fraudulent transfer, reorganization and other laws of general applicability relating to or affecting the rights or remedies of creditors and by general equitable principles (whether considered in a proceeding in equity or at law).

(d)           The Parent Board, at a meeting duly called and held, duly adopted resolutions, among other things, (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of Parent and the Company, (ii) approving this Agreement and transactions contemplated hereby and all other corporate action required to be taken in connection with the consummation of the transactions contemplated hereby, (iii) directing that the approval of this Agreement be submitted to the stockholders of Parent for consideration, and (iv) recommending approval of this Agreement by the stockholders of Parent, which resolutions have not been, and will not be, subsequently rescinded, modified or withdrawn in any way.

(e)           The Parent represents and warrants that it can obtain more than the number of holders of its capital stock necessary to obtain, the written consents of holders of its outstanding capital stock having not less than the minimum number of votes that would be necessary to obtain the Parent Required Votes to approve this Agreement and the transactions contemplated by this Agreement at a meeting at which all shares of Parent’s capital stock entitled to vote thereon were present and voted pursuant to Section 228 of the DGCL.

(f)           Parent and the Company have heretofore made available to PESI true and complete copies of their respective certificates of incorporation and bylaws and the comparable organizational documents of each Company Subsidiary, each as amended to date. Such certificates of incorporation, bylaws and organizational documents are in full force and effect.

2.3        Capitalization.  The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 16,500,000 shares of Company Series A Preferred. As of the date of this Agreement, (i) 20 shares of Company Common Stock and 10,500,000 shares of the Company’s Series A Preferred are issued and outstanding, all of which were validly issued, fully paid and non-assessable, and none of which were issued in violation of any preemptive or similar rights of any Company securityholder, and (ii) no shares of Company Common Stock were held by the Company in its treasury.  There are no outstanding (i) options, warrants or other rights, agreements, arrangements or commitments of any character obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in the Company or any Company Subsidiary, or (ii) agreements of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary.

(b)           The authorized capital stock of the Parent consists of 2,000,000,000 shares of the Parent’s Common Stock, par value $0.001 per share (“Parent Common Stock”) and 10,000,000 shares of the Parent’s Preferred Stock.  As of the date of this Agreement, Parent has issued and outstanding the following:  (i) 54,491,449 shares of the Parent’s Common Stock, (ii) 1,000,000 shares of the Parent’s Series F Preferred Stock, (iii) 9,574 shares of the Parent’s Series H Preferred Stock, and (iv) 550,000 shares of the Parent’s Series I Preferred Stock, par value $0.01 per share (respectively, the “Series F Preferred Stock, Series H Preferred, and Series I Preferred”) and such shares of Preferred Stock are convertible into shares of the Parent’s Common Stock, subject to certain limitations.  All of the shares of Series F Preferred Stock and Series H Preferred Stock are owned by Yorkville.  In addition, Parent has issued (i) to Yorkville, warrants to purchase up to 85,133,333 shares of the Parent’s Common Stock under certain conditions, (ii) to the Management Investors, warrants to purchase up to 22,000,000 shares of Parent’s Common Stock, and (iii) to certain third parties, warrants to purchase up to 400,000 shares of Parent’s Common Stock.

(c)           All of the issued and outstanding shares of capital stock of the Company and each Company Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable, and all outstanding shares of Company Common Stock are owned by Parent, free and clear of any Lien, other than Liens in favor of Yorkville and SunTrust Bank, and all outstanding shares of the Company Series A Preferred are owned by Parent, free and clear of any Liens, other than Liens in favor of Yorkville and SunTrust Bank.  All outstanding capital stock of the Company Subsidiaries are owned by the Company, free and clear of any Lien other than Liens in favor of Yorkville and SunTrust Bank.  None of the outstanding shares of capital stock or equivalent equity interest of the Company and the Company Subsidiaries were issued in violation of any preemptive or similar rights arising by operation of law, or under the charter, bylaws or other comparable organizational documents of the Company or any of the Company Subsidiaries or under any agreement to which the Company or any Company Subsidiary is a party. There are no outstanding bonds, debentures, notes, warrants, options, rights or other indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s stockholders may vote.  As a condition to Closing of this Agreement by PESI, all Liens covering the capital stock of, and all Liens, other than Permitted Liens, covering the assets of, the Company and the Company Subsidiaries held by Yorkville and SunTrust Bank must be released and terminated in all respects on or prior to the Closing, with the terms of such release and termination to be reasonably satisfactory to PESI.

2.4        No Violation; Consents.

(a)           Except as set forth on Section 2.4(a) of the Parent Disclosure Letter, the execution and delivery of this Agreement by each of Parent and the Company does not, and the consummation by Parent and the Company of the transactions contemplated hereby will not (i) conflict with or violate the certificate of incorporation and bylaws of Parent or the Company or the comparable organizational documents of any of the Company Subsidiaries, (ii) constitute a breach or violation of, a default (or an event which, with notice or lapse of time or both, would constitute such a default) under, require consent under, or give rise to a right of termination, cancellation, creation or acceleration of any obligation, payment of any consent or similar fee, or to the loss of any benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of the Company Subsidiaries under, any indenture, mortgage, deed of trust, loan or credit agreement, note, bond, lease or other agreement, including any Company Material Contract, instrument or Permit to which Parent, the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties are bound or subject, (iii) (assuming that the consents and approvals referred to in Section 2.4(b) are duly and timely obtained and that the adoption of this Agreement by the Parent Required Votes are obtained) conflict with or violate any Law or any order, judgment, decree or injunction (each, an “Order”) of any federal, state or local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental United States or foreign self-regulatory agency, commission, body, entity or authority or any arbitral tribunal (each, a “Governmental Entity”) directed to Parent or the Company or any of the Company Subsidiaries or any of their properties, except, in the case of clause (ii) and (iii), for such conflicts, breaches, violations, consent requirements, terminations, obligations, fees, loss of benefits, defaults or Liens, that have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Except for (i) obtaining the Parent Required Votes approving transactions contemplated by this Agreement pursuant to the laws of the State of Delaware, the Parent’s Certificate of Incorporation, the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and any other applicable U.S. state or federal securities laws and the laws of the State of Nevada, (ii) authorizations, consents, approvals or filings under any Environmental Laws relating to the transfer or issuance of Environmental Permits in connection with the Acquisition, and (iii) the consents, approvals, and authorizations listed on Section 2.4(b) of the Parent Disclosure Letter, no other consent, approval or authorization of, or registration with, any Governmental Entity or any third party is required to be obtained or made by Parent or the Company for the execution and delivery by Parent and the Company of this Agreement or the consummation by Parent or the Company of the transactions contemplated hereby.

2.5        Compliance With Laws.  Except as set forth on Section 2.5 of the Parent Disclosure Letter, the Company and each Company Subsidiary is, and at all times since June 27, 2010, has been, in material compliance with all applicable Law and any Order of any Governmental Entity having jurisdiction over it.

2.6        Permits.  The Company and the Company Subsidiaries hold all material licenses, permits, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, registrations and approvals (“Permits”) from Governmental Entities or other Persons necessary for the conduct of their respective businesses as currently conducted.  None of Parent, the Company nor any of the Company Subsidiaries has received written notice that any such Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and, to Parent’s Knowledge, there is no basis for any such termination, modification or nonrenewal. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any such Permit, or result in any termination, modification or nonrenewals thereof, except as have not, individually or in the aggregate, had, or could not be reasonably expected to have, a Material Adverse Effect.

2.7        Certain Business Practices.

(a)           None of the Company, any of the Company Subsidiaries, to Parent’s or the Company’s Knowledge, any of their directors, officers, employees or agents, or Parent, or to Parent’s Knowledge, any of Parent’s Affiliates acting on behalf of the Company or any of the Company Subsidiaries, has, directly or indirectly, (i) made, authorized or offered any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under any applicable anti-bribery or anti-corruption Law of any relevant jurisdiction covering a similar subject matter as in effect on or prior to the Closing applicable to the Company or any of the Company Subsidiaries or their respective operations.

(b)           None of the Company or any of the Company Subsidiaries and to Parent’s and the Company’s Knowledge, none of their directors, officers, employees or agents, or Parent or any of their Affiliates acting on behalf of the Company or any of the Company Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (“FCPA”), including, without limitation, any action in furtherance of any offer, payment, promise to pay or authorization of the payment of any money or other property, or offer, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of FCPA, and the Company and the Company Subsidiaries and, to Parent’s Knowledge, the Company and the Company Subsidiaries have conducted their respective businesses in compliance with FCPA.

(c)           To Parent’s and the Company’s Knowledge, the operations of the Company and the Company Subsidiaries are and have been at all times since April 1, 2008 conducted in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, “Money Laundering Laws”), and no action, suit or proceeding by or before any Governmental Entity or any arbitrator involving the Company or any of the Company Subsidiaries with respect to the Money Laundering Laws is pending or, to Parent’s or the Company’s Knowledge, threatened.

(d)           None of the Company or any of the Company Subsidiaries or, to the Parent’s or the Company’s Knowledge, any Representatives or Affiliates of the Company or any Company Subsidiary is in violation of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

2.8        Financial Statements.  The historical consolidated financial statements of the Company, together with the related schedules and notes thereto, for fiscal year ended June 27, 2010, together with the unaudited consolidated balance sheet of the Company as of March 31, 2011 (the “Most Recent Company Balance Sheet”) and unaudited statements of operations, cash flows and stockholders’ equity for the nine months ended March 31, 2011, together with notes thereto, which are attached to Section 2.8 of the Parent Disclosure Letter (collectively, the “Financial Statements”), present fairly in all material respects the consolidated financial position of the Company and the Company Subsidiaries at the dates indicated and the operations, cash flows and stockholders’ equity of the Company and the Company Subsidiaries, on a consolidated basis, for the periods specified (except, in the case of Financial Statements, subject to normal inter-period and year-end adjustments that are not material in amount or significance in any individual case or in the aggregate). All of such Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods involved, except as noted therein. Except as reflected in such historical financial statements, including the notes thereto, or as otherwise disclosed in the Financial Statements, neither the Company nor any of the Company Subsidiaries is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K of the Securities Act).

2.9        Absence of Certain Changes or Events.  Since June 27, 2010, except as contemplated by this Agreement or disclosed in Section 2.9 of the Parent Disclosure Letter, each of the Company and the Company Subsidiaries has conducted its business only in the ordinary course consistent with past practice and there has not been any event, circumstance, change, occurrence or state of facts that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since June 27, 2010, except as contemplated by this Agreement or disclosed in Section 2.9 of the Parent Disclosure Letter, there has not been (u) any change by the Company in any of its Tax methods or elections or in any of its accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its consolidated Company Subsidiaries, except insofar as may have been required by a change in GAAP, applicable Law or regulatory guidelines, (v) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition for value of any of the Company’s capital stock, (w) any granting by the Company or any of the Company Subsidiaries of any increase in compensation or fringe benefits to any employee, officer or director (except for increases in the ordinary course of business consistent with past practice), or any payment by the Company or any of the Company Subsidiaries of any bonus (except for bonuses made in the ordinary course of business consistent with past practice), or any entry by the Company or any of the Company Subsidiaries into any contract (or amendment of an existing contract) to grant or provide severance, acceleration of vesting, termination pay or other similar benefits (except in the ordinary course of business consistent with past practice), (x) any revaluation by the Company or any of the Company Subsidiaries of any of their respective assets, including writing off notes or accounts receivable or any sale of assets of the Company or any of the Company Subsidiaries, in excess of $75,000 in the aggregate, (y) any sale, transfer or other disposition outside of the ordinary course of business of any material property or material assets (whether real, personal or mixed, tangible or intangible) by the Company or any of the Company Subsidiaries, or (z) any commitment or agreement with respect to the items described in the preceding clauses (u) through (y).

2.10      Absence of Undisclosed Liabilities.  Except (a) as described on Section 2.10 to the Parent Disclosure Letter, (b) as reflected or reserved against in the  Most Recent Company Balance Sheet, (c) for obligations arising under this Agreement and transactions contemplated by this Agreement, and (d) for Liabilities and obligations incurred since the date of the Most Recent Company Balance Sheet in the ordinary course of business consistent with past practice, to the Parent’s or Company’s Knowledge, neither the Company nor any of the Company Subsidiaries has any Liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due, that have had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except as set forth on Section 2.10 of the Parent Disclosure Letter, notwithstanding anything herein to the contrary, neither the Company nor any of the Company Subsidiaries has any debts, obligations or Liabilities of any kind, absolute or contingent, due or owing to Yorkville.  The Parent shall not permit the Company or any Company Subsidiary to enter into any debt, obligation or Liability of any kind to Yorkville.

2.11      Litigation.

  Except as described in Section 2.11 of the Parent Disclosure Letter, (a) there is no action, suit, investigation or proceeding pending before or by any Person or, to Parent’s or the Company’s Knowledge, threatened, against the Company or any of the Company Subsidiaries or any of their respective assets, and (b) the Company and the Company Subsidiaries and their respective assets are not subject to any Order, except as would not, individually or in the aggregate, have a Material Adverse Effect.

2.12      Material Contracts.

(a)           Except as otherwise disclosed in Section 2.12 of the Parent Disclosure Letter, neither the Company nor any Company Subsidiary is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral):

(i)             which is an employment agreement between the Company or a Company Subsidiary, on the one hand, and any of its officers, directors or employees, on the other hand, excluding any unwritten agreement that provides de minimis working condition benefits and is terminable unilaterally by the Company or the Company Subsidiaries without liability;

(ii)             which, upon the consummation of this Agreement and the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any material payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any material payment or benefits, from the Company or any of the Company Subsidiaries to any officer, director, consultant, agent or employee of any of the foregoing;

(iii)            which is a material contract (as defined in Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K of the Securities Act) to be performed on or after the date of this Agreement;

(iv)            except for intercompany transactions among the Company and the Company Subsidiaries in the ordinary course of business consistent with past practice, relating to the borrowing of money (including any guarantee thereof) or that is a mortgage, security agreement, capital lease or similar agreements, in each case in excess of $75,000 or that creates a Lien on any asset of the Company or any Company Subsidiary;

(v)             relating to the sale of any of the assets or properties of the Company or any of the Company Subsidiaries, except inventory sold or to be sold in the ordinary course of the Company’s or the Company Subsidiaries’ business;

(vi)            relating to the acquisition by the Company or any of the Company Subsidiaries of any assets, operating business or the capital stock of any other Person, except inventory purchased in the ordinary course of the Company’s or the Company Subsidiaries’ business;

(vii)           which limits the ability of the Company or any Company Subsidiary to (x) compete in or conduct any line of business or compete with any Person or in any geographic area or distribution or sales channel, (y) sell, supply or distribute any service or product, or (z) offer or purchase the assets or equity securities of another Person, in each case, during any period of time;

(viii)          which is a joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more other Persons;

(ix)            which is a shareholder rights agreement or which otherwise provides for the issuance, registration or voting of any securities of the Company or any of the Company Subsidiaries; or

(x)             which requires a consent to a change of control of the Company or any of the Company Subsidiaries or to an assignment of the contract, arrangement, commitment or understanding by the Company to another Person, as the case may be; or

(xi)            other than those agreements listed in clauses (i) to (x) above, which provides for the annual aggregate payment or receipt by the Company or any of the Company Subsidiaries of amounts in excess of $75,000 individually within the next 12 months and is not terminable without premium or penalty on less than 30 days’ notice.

Each contract, arrangement, commitment or understanding of the type described in this Section 2.12(a) is referred to herein as a “Company Material Contract” and is listed in Section 2.12 of the Parent Disclosure Letters. The Company has made available to PESI true, complete and correct copies of each Company Material Contract.

(b)           Each Company Material Contract is valid and binding and in full force and effect and the Company and each of the Company Subsidiaries has performed all obligations required to be performed by them to date under each Company Material Contract, the failure of which, individually or in the aggregate, have a Material Adverse Effect.  Except as set forth on Section 2.12 of the Parent Disclosure Letter, and except for such matters as have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (i) none of Parent, the Company or any of the Company Subsidiaries has received written notice of, and to Parent’s or the Company’s Knowledge, there does not exist, any breach of or violation or default under any of the terms, conditions or provisions of any Company Material Contract and (ii) neither Parent, the Company nor any of the Company Subsidiaries has received written notice of, and to Parent’s or the Company’s Knowledge there does not exist, the desire of the other party or parties to any such Company Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Company Material Contract or exercise remedies thereunder.  Each Company Material Contract is enforceable by the Company or a Company Subsidiary in accordance with its terms, except as such enforcement may be subject to or limited by (x) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(c)           Except for the Company Credit Agreement and except as disclosed in Section 2.12 of the Parent Disclosure Letter, no agreement relating to any indebtedness for borrowed money of the Company or any of the Company Subsidiaries contains any restrictions (other than customary notice provisions) upon (i) the prepayment of any indebtedness of the Company or any of the Company Subsidiaries, (ii) the incurrence by the Company or any of the Company Subsidiaries of any indebtedness for borrowed money, or (iii) the ability of the Company or any of the Company Subsidiaries to grant any Lien on the properties or assets of the Company or any of the Company Subsidiaries.  Under the terms of the Company Credit Agreement, the Company is permitted to prepay, upon 30 days prior written notice and without any form of prepayment penalty, all indebtedness outstanding thereunder and obtain a release of all Liens on the assets of the Company and the Company Subsidiaries which secure such indebtedness.

2.13      Customers and Suppliers.  Section 2.13 of the Parent Disclosure Letter sets forth the 15 largest customers of the Company and the Company Subsidiaries (including, without limitation, primary contractors for which the Company or the Company Subsidiaries provide goods or services as subcontractors) by revenue for the fiscal year ended June 27, 2010, and for the eleven months ended May 31, 2011 (“Material Customers”).  Since June 27, 2010, except as disclosed in Section 2.13 of the Parent Disclosure Letter, (a) no Material Customer of the Company or any of the Company Subsidiaries has canceled or terminated its relationship with the Company or any of the Company Subsidiaries, (b) no Material Customer of the Company or any of the Company Subsidiaries has overtly threatened in writing, and to Parent’s or the Company’s Knowledge, has not threatened to cancel or renegotiate, terminate (other than pursuant to the termination provisions contained in such currently existing agreements with such Material Customers) or modify (other than modifications in the ordinary course of performing a contract) its relationship with the Company or any of the Company Subsidiaries or its usage of the services of the Company or any of the Company Subsidiaries, and (c) the Company and the Company Subsidiaries have no direct or indirect ownership interest that is material to the Company and the Company Subsidiaries taken as a whole in any customer of the Company or any of the Company Subsidiaries.

2.14      Employee Benefit Plans.  Section 2.14(a) of the Parent Disclosure Letter sets forth a true and complete list of all written and oral plans, programs, arrangements or agreements which the Company or any of the Company Subsidiaries either sponsor, maintain or contribute to or have any obligation to maintain or contribute to, or have any direct or indirect liability, whether contingent or otherwise, and under which any current or former officer or director, employee, leased employee or consultant (or their respective beneficiaries) of the Company or the Company Subsidiaries has any present or future right to receive any pension, profit-sharing, savings, retirement, employment or consulting (excluding any unwritten agreement that provides de minimis working condition fringe benefits and is terminable unilaterally by the Company or any of the Company Subsidiaries without liability), severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company is the owner, the beneficiary, or both), Code Section 125 “cafeteria” or “flexible” benefit plans, employee loan, educational assistance or other similar benefit plans, policies or arrangements (each a “Company Employee Benefit Plan”). The Company Employee Benefit Plans include, without limitation, any (i) “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) or (ii) other employee benefit plans, agreements, programs, policies, arrangements or payroll practices, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise).

(b)           Except as described in Section 2.14(b) of the Parent Disclosure Letter, the Company, its Subsidiaries and its ERISA Affiliates do not maintain, contribute or have any liability, whether contingent or otherwise, with respect to, and have not within the preceding six years maintained, contributed or had any liability, whether contingent or otherwise, with respect to any employee benefit plan, program, agreement or arrangement (including, for such purpose, any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, which the Company, the Company Subsidiaries or an ERISA Affiliate previously maintained or contributed to within such preceding six years), that is, or has been, (i) subject to Title IV of ERISA (a “Title IV Plan”) or Section 412 of the Code, (ii) maintained by more than one employer within the meaning of Section 413(c) of the Code, (iii) subject to Sections 4063 or 4064 of ERISA, (iv) a “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA, (v) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, (vi) funded by a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code or (vii) an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is not intended to be qualified under Section 401(a) of the Code. For purposes of this Section 2.14, “ERISA Affiliate” means any Person that would be considered a single employer with the Company under Sections 414(b), (c), (m) or (o) of the Code.

(c)           Each Company Employee Benefit Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws.  All reports, returns, notices and other documentation with respect to each Company Employee Benefit Plan that are required to have been filed with or furnished to the Internal Revenue Service (the “IRS”), the United States Department of Labor (“DOL”) or any other Governmental Entity, or to the participants or beneficiaries of such Company Employee Benefit Plan, have been filed or furnished on a timely basis, or there is a remaining period of time in which to timely file.  Each Company Employee Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter or is subject to an opinion letter from the IRS to the effect that the Company Employee Benefit Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code, and to Parent’s or the Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA, the Code or any other applicable Laws.  Other than routine claims for benefits, no Liens, lawsuits or complaints to or by any Person or Governmental Entity have been filed against any Company Employee Benefit Plan or the Company with respect to any Company Employee Benefit Plan or, to Parent’s or the Company’s Knowledge, against any other Person relating to a Company Employee Benefit Plan and, to Parent’s or the Company’s Knowledge, no such Liens, lawsuits or complaints are contemplated or threatened with respect to any Company Employee Benefit Plan or the Company with respect to any Company Employee Benefit Plan.  No individual who has performed services for the Company has been improperly excluded from participation in any Company Employee Benefit Plan.  The Company has not initiated any proceedings pursuant to the IRS Employee Plans Compliance Resolution System (currently set forth in Revenue Procedure 2008-50), the Company has made the required payments and filings necessary to satisfy the requirements of the DOL’s Delinquent Filer Voluntary Fiduciary Correction Program and the DOL’s Voluntary Fiduciary Compliance Program with respect to all returns, reports or other documentation required to have been filed with the IRS or the DOL and that initially were not properly filed, and there are no audits or similar proceedings pending with the IRS or the DOL with respect to any Company Employee Benefit Plan.

(d)           For each Title IV Plan set forth in Sections 2.14(a) and (b) of the Parent Disclosure Letter, as of the last day of the most recent plan year ended prior to the date hereof, there is no “amount of unfunded benefit liabilities,” as defined in Section 4001(a)(18) of ERISA, and there has been no material change in the financial condition of any such Title IV Plan since the last day of its most recent fiscal year.

(e)           There has been no “reportable event,” as that term is defined in Section 4043 of ERISA and the regulations thereunder, with respect to any Title IV Plan set forth in Sections 2.14(a) and (b) of the Parent Disclosure Letter that would require the giving of notice or any event requiring disclosure under Section 4041(c)(3)(C) or 4063(a) of ERISA, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a reportable event.

(f)            Neither the Company nor any ERISA Affiliate has terminated any Title IV Plan set forth in Sections 2.14(a) and (b) within the last six years or incurred any outstanding liability under Section 4062 of ERISA to the Pension Benefit Guaranty Corporation (the “PBGC”), or to a trustee appointed under Section 4042 of ERISA, which could result in liability of the Company or any of the Company Subsidiaries. All premiums due the PBGC with respect to the Title IV Plans set forth in Sections 2.14(a) and (b) of the Parent Disclosure Letter have been paid.  Neither the Company nor any ERISA Affiliate has filed a notice of intent to terminate any Title IV Plan set forth in Section 2.14(a) of the Parent Disclosure Letter and has not adopted any amendment to treat such Title IV Plan as terminated. The PBGC has not instituted or, to Parent’s or the Company’s Knowledge, threatened to institute, proceedings to treat any Title IV Plan set forth in Sections 2.14(a) and (b) of the Parent Disclosure Letter as terminated. No event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan set forth in Sections 2.14(a) and (b) of the Parent Disclosure Letter.

(g)           Neither the Company nor any of its ERISA Affiliates or organizations to which the Company or an ERISA Affiliate is a successor, within the meaning of Section 4069(b) of ERISA, has engaged in any transaction described in Sections 4069 or 4212(c) of ERISA.

(h)           Neither the Company nor, to Parent’s or the Company’s Knowledge, any other “party in interest” or “disqualified person” with respect to any Company Employee Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code involving such Company Employee Benefit Plan which, individually or in the aggregate, could reasonably be expected to subject the Company to a tax or penalty imposed by Section 4975 of the Code or Sections 501, 502 or 510 of ERISA.  To Parent’s or the Company’s Knowledge, no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with the administration or investment of the assets of any Company Employee Benefit Plan.

(i)            All liabilities or expenses of the Company which have not been paid in respect of any Company Employee Benefit Plan have been properly accrued as a Liability on the Company’s Financial Statements in compliance with GAAP. All contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Company Employee Benefit Plan, or in accordance with applicable Law, have been timely made or reflected on the Company’s financial statements in accordance with GAAP.

(j)            Neither the Company nor any Company Subsidiary has any obligation to provide or make available any post-employment benefit under any Company Employee Benefit Plan which is a “welfare plan” (as defined in Section 3(1) of ERISA) (“Welfare Plan”) for any current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) of the Company or any of the Company Subsidiaries, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or other applicable Law, and at no expense to the Company or any Subsidiary of the Company except as imposed by applicable Law.

(k)           Except for as described in Section 2.14(k) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) of the Company or any of the Company Subsidiaries; (ii) increase any benefits otherwise payable under any Company Employee Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code; or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code. No current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) has or will obtain a right to receive a gross-up payment  from the Company with respect to any excise taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code or otherwise.

(l)            Parent has made available to PESI with respect to each Company Employee Benefit Plan, to the extent applicable: (i) the most recent documents constituting the Company Employee Benefit Plan and all amendments thereto; (ii) any related trust agreement or other funding instrument and all other material contracts currently in effect with respect to such Company Employee Benefit Plan (including all administrative agreements, group insurance contracts and group annuity contracts); (iii) the most recent IRS determination or opinion letter; (iv) the most recent summary plan description, summary of material modifications and any other written communication (or a written description of any oral communications) by the Company to its employees concerning the extent of the benefits provided under a Company Employee Benefit Plan; (v) the three most recent (x) Forms 5500 and attached schedules, and (y) audited financial statements; and (vi) for the last three years, all correspondence with the IRS, the DOL and any other Governmental Entity regarding the operation or the administration of any Company Employee Benefit Plan.

(m)           Neither the Company nor any of the Company Subsidiaries has any contract or commitment, whether legally binding or not, to create any additional employee benefit or compensation plans, policies or arrangements relating to the Company or any of the Company Subsidiaries or, except as may be required by Law, to modify any Company Employee Benefit Plan.

(n)           No disallowance of a deduction under Section 162(m) of the Code for any amount paid or payable by the Company or any Company Subsidiaries has occurred or is reasonably expected to occur. All Company Employee Benefit Plans that are subject to Section 409A of the Code are in compliance with the requirements of such Code Section and regulations thereunder.

(o)           Parent, the Company, the Parent Board, the Company Board or Parent’s compensation committee have taken all actions necessary under the Company’s 2008 Equity Incentive Plan and each other incentive program providing for the issuance of Company Common Stock or rights thereto or equivalents therein (the “Company Stock Plans”) and the award agreements thereunder to terminate all options or other awards granted under the Company Stock Plan and to terminated the Company Stock Plan without any liability to the Company or any Company Subsidiary, and Parent and the Company have made or will make available to PESI  all documentation relating to such actions.

(p)           Neither the Company nor any Company Subsidiary is liable to any employee under any agreement (written or otherwise) providing for payment by the Company or any Company Subsidiary to the employee immediately prior to or on or after the Closing for any cash amount set forth in such agreement in exchange for the waiver by the employee of all of the employee’s rights and benefits under the employee’s existing contractual agreements with the Company and any of the Company Subsidiaries.

(q)           Upon the expiration of the term of the contract between SEC Radcon Alliance, LLC with Bechtel Jacobs Company, LLC, with respect to services provided to the Department of Energy, SEC Radcon Alliance, LLC may incur withdrawal liability under ERISA §4201 with respect to the Betchel Jacobs Company LLC Pension Plan.  The 2010 Annual Funding Notice for the Betchel Jacobs Company LLC Pension Plan states that as of January 1, 2010, the plan’s funded percentage is 82.46%.

2.15      Properties.

(a)           Section 2.15(a) of the Parent Disclosure Letter sets forth a true and complete list of all real property, facilities and office space leased or subleased by or from the Company and the Company Subsidiaries having an annual payment, individually, in excess of $50,000, together with the physical address of and primary use for each such property.  The Company and the Company Subsidiaries do not own any real property.

(b)           Each of the Company and the Company Subsidiaries has a valid leasehold interests or other comparable contract right in, all its real properties and other assets necessary for the conduct of its business as currently conducted, except as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, have not materially interfered with, and could not reasonably be expected to materially interfere with, its ability to conduct its business as presently conducted. All such properties and other assets, other than properties and other assets in which the Company or any of the Company Subsidiaries has a leasehold interest or other comparable contract rights, are free and clear of all Liens, except for Permitted Liens and certain Liens described in Section 2.15(b) of the Parent Disclosure Letter which were granted pursuant to the Company Credit Agreement and which will be discharged upon payment of the indebtedness outstanding under the Company Credit Agreement on or prior to the Closing.  Except for any violations or non-compliances which could, individually or in the aggregate, not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is in violation of any covenant, or not in compliance with any condition, restriction, zoning, land use Law or Lien, affecting any leased real property.

(c)           Each of the Company and the Company Subsidiaries has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all leases to which the Company or any of the Company Subsidiaries is a party and under which it is in occupancy are in full force and effect, except for any such failures to be in full force and effect that have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and the Company Subsidiaries is in possession of the properties or assets purported to be leased under all its material leases.

(d)           All items of operating equipment owned or leased by the Company and the Company Subsidiaries are in good condition, ordinary wear and tear excepted. Neither the Company nor any of the Company Subsidiaries has delivered, within the last twelve months, a notice to the landlord of any leased real property complaining about the physical condition of such leased real property.

2.16      Taxes.

(a)           Except as otherwise disclosed in Section 2.16 of the Parent Disclosure Letter, (i) the Company and the Company Subsidiaries have filed all Returns required to be filed by or with respect to the Company and the Company Subsidiaries in accordance with all applicable Laws and all such returns are true, correct and complete in all material respects; (ii) the Company and the Company Subsidiaries have timely paid or deposited in full all Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the Financial Statements of the Company, and listed as a Liability in the Financial Statements; (iii) all Employment and Withholding Taxes and any other material amounts required to be withheld from any employee, contractor, customer, shareholder or other Person with respect to Taxes have been withheld and either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws; and (iv) all sales or transfer Taxes required to be collected by the Company or any of the Company Subsidiaries have been duly and timely collected, or caused to be collected, and either duly and timely remitted to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws. The charges, accruals and reserves for Taxes with respect to the Company and the Company Subsidiaries are reflected as Liabilities in the Most Recent Company Balance Sheet and are adequate under GAAP to cover Tax liabilities accrued through the date of such balance sheets, and no deficiencies for any material Taxes have been asserted or assessed, or, to Parent’s or the Company’s Knowledge, proposed, against the Company or any of the Company Subsidiaries that have not been paid in full, except for those Taxes being contested in good faith and for which adequate reserves have been established in such balance sheet. There is no judicial or administrative action, suit, proceeding, investigation, audit or claim underway, pending or, to Parent’s or the Company’s Knowledge, threatened or scheduled to commence, against or with respect to the Company or any of the Company Subsidiaries in respect of any material Tax.

(b)           Neither the Company nor any of the Company Subsidiaries has any liability for Taxes under Treasury Regulations Section 1.1502-6 or any similar provision under the Laws of the United States, any foreign jurisdiction or any state or locality.

(c)           Other than any tax sharing agreements with Parent to be terminated as of the Closing, there are no Tax sharing, allocation, indemnification or similar agreements (other than such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries and other than customary Tax indemnifications contained in credit or similar agreements) in effect as between the Company or any of the Company Subsidiaries or any predecessor or affiliate of any of them and any other Person under which the Company or any of the Company Subsidiaries could be liable for any Taxes of any Person other than the Company or any Subsidiary of the Company; provided, however, that the Company and the Company Subsidiaries file a consolidated income tax return with Parent.

(d)           Neither Parent, the Company nor any of the Company Subsidiaries has made an election under former Section 341(f) of the Code, prior to repeal by the Jobs and Growth Tax Relief Act of 2003 (P.L. 108-27), which effect, directly or indirectly, the Company or any of the Company Subsidiaries.

(e)           Neither Parent, the Company nor any of the Company Subsidiaries has entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes owing by the Company or the Company Subsidiaries or the time with respect to the filing of any Tax Return relating to any Taxes owing by the Company or the Company Subsidiaries.

(f)            There are no Liens for Taxes on any asset of the Company or the Company Subsidiaries, except for Liens for Taxes being contested in good faith and for which adequate reserves are reflected in the Financial Statements and such are noted as a Liability in the Financial Statements.

(g)           Neither the Company nor any of the Company Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Entity with respect to any material Taxes, nor is any such request outstanding.

(h)           Each of the Company and the Company Subsidiaries has disclosed on its Returns all material positions taken therein that could give rise to a “substantial understatement of income tax” within the meaning of Section 6662 of the Code.

(i)            Neither the Company nor any of the Company Subsidiaries has entered into, has any Liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4(b)(1).

(j)            Neither the Company nor any of the Company Subsidiaries (i) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or any change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) or (ii) is a party to a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date.

(k)           Except as shall occur in connection with the Acquisition, no ownership change (within the meaning of Section 382(g) of the Code) has occurred for the Company or any of the Company Subsidiaries that has caused or will cause a Section 382 limitation (within the meaning of Section 382(b) of the Code) to become applicable.

(l)            Neither the Company nor any of the Company Subsidiaries has distributed the stock of any corporation, or had its stock distributed by another Person, in a transaction satisfying or intended to satisfy the requirements of Code Section 355 or Section 361.  Neither the Company nor any of the Company Subsidiaries has been, within the past two years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code), and neither the Company nor any of the Company Subsidiaries has been, within the past two years or otherwise, a party to a “plan (or series of related transactions)” (within the meaning of Section 355(e) of the Code) of which the Acquisition is a part, in which the Company or any of the Company Subsidiaries is a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(m)           Parent and the Company have made available to PESI  correct and complete copies of (i) all U.S. federal and state Returns of Parent, the Company and the Company Subsidiaries relating to taxable periods ending on or after December 31, 2004, filed through the date hereof, (ii) any audit report (or notice of proposed adjustment to the extent not included in an audit report) within the last three years relating to any material Taxes due from or with respect to the Company or any of the Company Subsidiaries, and (iii) any substantive correspondence and memoranda relating to the matters described in clause (ii) of this Section 2.16(m).

(n)           Neither the Company nor any of the Company Subsidiaries is obligated to make any payment of any salary or compensation that is not deductible under Section 162(a) of the Code or that is an “excess parachute payment” as defined in Section 280G of the Code.

(o)           Each of the Company’s Subsidiaries is a United States person for purposes of the Code.

(p)           Other than Safety and Ecology Corporation Limited, a United Kingdom corporation, neither the Company nor any of the Company Subsidiaries is or has ever been a Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code.

2.17      Environmental Matters.  Except as described in Section 2.17 of the Parent Disclosure Letter:

(a)           Each of the Company and the Company Subsidiaries is in compliance with all applicable Laws relating to (i) the protection of human health, welfare, the environment, natural resources, plant or animal life, or ecological systems, (ii) worker or public safety, (iii) the use, generation, handling, treatment, storage, disposal, discharge, release, emission, transportation of or exposure to Hazardous Materials), including, but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. § 9601, et seq. (“CERCLA”), the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901, et seq., the Clean Air Act, 42 U.S.C. § 7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251, et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701, et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Endangered Species Act, 16 U.S.C. § 1531 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., and the Atomic Energy Act, 42 U.S.C. § 2011 et seq., as each has been amended, and the regulations promulgated or directives issued pursuant thereto, as well as any analogous applicable international, foreign, state or local Laws (collectively, “Environmental Laws”).

(b)           Each of the Company and the Company Subsidiaries has obtained all Permits required for the operations of the Company and the Company Subsidiaries under all applicable Environmental Laws (“Environmental Permits”), and made all filings and maintained all material data, documentation and records as required under such Permits and all applicable Environmental Laws, and all such Permits and filings remain in full force and effect. Neither the Company nor any of the Company Subsidiaries is in default or violation, nor has received from any Governmental Entity any written, or to the Parent’s or the Company’s Knowledge, any verbal notice of default, nor, to Parent’s or the Company’s Knowledge, has any event occurred which, with notice or the lapse of time or both, could reasonably be expected to constitute a material default or violation, of any term, condition or provision of any such Permit to which it is a party or by which it is bound or of any term, condition or provision under any contract or agreement to which it is a party or by which it is bound establishing environmental, health or safety obligations.  Section 2.17(b) of the Parent Disclosure Letter contains a true and complete list of all Environmental Permits now held by the Company and the Company Subsidiaries, and true and complete copies of such Permits have been made available to PESI.

(c)           Except as described in Section 2.17(c) of the Parent Disclosure Letter, to Parent’s or the Company’s Knowledge, there are no conditions or circumstances related to any property currently or formerly owned or leased by the Company or any of the Company Subsidiaries or on which the Company or any of the Company Subsidiaries conducts or conducted any operations and which conditions or circumstances arise or arose from the operations of the Company, or for which the Company or any of the Company Subsidiaries have otherwise assumed responsibility that could reasonably be expected to subject any of them to liability or obligations under Environmental Laws, that could reasonably be expected to result in a material fine or penalty, material expenditure, or material impact on operations of the Company and the Company Subsidiaries taken as a whole.

(d)           To Parent’s or the Company’s Knowledge, no Hazardous Material has been released into the environment on or from any property currently or formerly owned or leased by the Company or the Company Subsidiaries which is required, under applicable Environmental Laws or the terms of any Permit or contract to which the Company or any of the Company Subsidiaries is a party or is bound, to be investigated, abated, remediated by the Company or any of the Company Subsidiaries or would otherwise impose a Cleanup obligation on the Company or any of the Company Subsidiaries.

(e)           No Governmental Entity or other Person has asserted in writing or, to Parent’s or the Company’s Knowledge, threatened or has grounds to assert a claim, make a demand, or institute any administrative proceeding, enforcement action, lawsuit, investigation or other proceeding against, the Company or any of the Company Subsidiaries relating to a failure to comply with Environmental Laws in any material respect that could reasonably be expected to result in a material fine or penalty, material expenditure, or material impact on operations.

(f)            Neither the Company nor any of the Company Subsidiaries has received any written notice of violation or compliance orders or complaints under applicable Environmental Laws from any Governmental Entity or other Person that has not been resolved.

(g)           Neither the Company nor any of the Company Subsidiaries (nor to Parent’s or the Company’s Knowledge, any predecessor of the Company or any of the Company Subsidiaries) has used any waste disposal site, or otherwise disposed of, transported, or arranged for the transportation of, any Hazardous Materials to any place or location (i) in material violation of any Environmental Laws, (ii) listed on the “National Priorities List” established under CERCLA or any comparable list of sites under the laws of states or foreign jurisdictions, or (iii) in a manner that has given or would reasonably expected to give rise to material liabilities pursuant to any Environmental Laws. Section 2.17(g) of the Parent Disclosure Letter contains a true and complete list of all disposal sites or facilities owned or leased by Persons other than the Company and the Company Subsidiaries which have been used by the Company or the Company Subsidiaries for the disposal of any Hazardous Materials.

(h)           Except as described in the Environmental Reports described in Section 2.17(h), there are, to the Knowledge of Parent or the Company, no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans that could reasonably be expected to give rise to any material liability on the Company or any of the Company Subsidiaries under applicable Environmental Laws.

(i)            Section 2.17(i) of the Parent Disclosure Letter contains a true and complete list of all material environmental assessments, material audits, and any other material reports, studies, analyses, tests, or monitoring possessed or initiated by the Company or the Company Subsidiaries (all, collectively, “Environmental Reports”) in connection with or pertaining to compliance with, or potential liability under, any Environmental Laws at property owned or leased by the Company or any of the Company Subsidiaries. The Company has delivered, or made available, to PESI  true and complete copies of such Environmental Reports.

(j)            Section 2.17(j) of the Parent Disclosure Letter contains a true and complete list of all guaranties, performance bonds, letters of credit, insurance policies and other forms of financial assurance which have been provided by the Company and the Company Subsidiaries to any Governmental Entity and are now outstanding in connection with each Environmental Permit now held by the Company or any of the Company Subsidiaries.

2.18      Labor Matters; Employees.

(a)           Except as described in Section 2.18(a) of the Parent Disclosure Letter, (i) none of the Company or any of the Company Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of the Company Subsidiaries, (ii) none of the employees of the Company or any of the Company Subsidiaries are represented by any labor organization, and (iii) to Parent’s or the Company’s Knowledge, there are no current union organizing activities among the employees of the Company or any of the Company Subsidiaries.

(b)           Except as described in Section 2.18(b) of the Parent Disclosure Letter, none of the Company or any of the Company Subsidiaries is, or since June 30, 2008 has been, subject to any pending or, to Parent’s or the Company’s Knowledge, threatened, (i) labor strike, dispute, slowdown, work stoppage or lockout, (ii) written notice or written claim asserting that the Company or any of the Company Subsidiaries is not in compliance with any applicable Law respecting employment and employment practices, terms and conditions of employment, wages, hours of work, or occupational safety and health practices, (iii) unfair labor practice charge or complaint against the Company or any of the Company Subsidiaries before the National Labor Relations Board or any similar state or foreign agency, (iv) grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to the Company or any of the Company Subsidiaries, (v) citation issued by the Occupational Safety and Health Administration or any other similar foreign, federal or state agency relating to the Company or any of the Company Subsidiaries, (vi) claim submitted to a Governmental Entity or an investigation or other proceeding by a Governmental Entity, whether initiated by an employee or Governmental Entity, with respect to employment, terms or conditions of employment or working conditions, including any charges submitted to the Equal Employment Opportunity Commission or state employment practice agency, audits by the DOL or state agency with respect to wages and hours of work or investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, or workers’ compensation claims, or (vii) claim, suit, action or governmental investigation, in respect of which any director, officer, employee or agent of the Company or any Company Subsidiary is or may be entitled to claim indemnification from the Company or any Company Subsidiary.

(c)           Each of the Company and the Company Subsidiaries is in compliance with all applicable Law respecting employment and employment practices, terms and conditions of employment, wages, hours of work, occupational safety and health and unfair labor practices. None of the Company or any Company Subsidiary has any liabilities under the Worker Adjustment and Retraining Act and the regulations promulgated thereunder (the “WARN Act”) or any similar Law as a result of any action taken by the Company or any of the Company Subsidiaries that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)           Section 2.18(d) of the Parent Disclosure Letter contains a true, complete and correct list of the names of all directors and officers of the Company and each of the Company Subsidiaries, together with such Person’s position or function. The Company has previously made available to PESI  true and correct information with respect to each such officer’s annual base salary or wages, target bonus percentage and amount for 2009, 2010, and 2011, and any of the Company Subsidiaries currently estimated severance payment due as a result of the Acquisition, assuming such Person’s employment is terminated in connection therewith.

2.19      Affiliate Transactions.  Section 2.19 of the Parent Disclosure Letter contains a true, complete and correct list of all agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Company Employee Benefit Plans described in Section 2.14 of the Parent Disclosure Letter and the Company Material Contracts), whether or not entered into in the ordinary course of business, between the Company or any of the Company Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its Company Subsidiaries) on the other hand, that (i) are currently pending, in effect or have been in effect at any time since June 30, 2008 or (ii) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or could be material to the Company and the Company Subsidiaries taken as a whole.  Each such agreement, contract, transfer of assets or liabilities or other commitment or transaction contains terms no less favorable to the Company or to such Company Subsidiary than could be obtained with an unaffiliated third party on an arm’s-length basis.

2.20      Disclosure Controls and Procedures.

(a)           The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that Parent files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (the “SEC”) and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports. Since January 1, 2008, Parent has not identified, and has not been advised by its independent auditors as to, any “significant deficiencies” or “material weaknesses” in the Company’s or any of the Company Subsidiaries’ internal controls as contemplated under Section 404(a) of the Sarbanes-Oxley Act of 2002 (“SOX”).

(b)           Except as disclosed on Section 2.20 of the Parent Disclosure Letter, since June 27, 2010, none of the Company, any of the Company Subsidiaries nor the auditor or accountant of the Company or any of the Company Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries, including any material complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has a `significant deficiency” or “material weakness” (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2, as in effect on the date hereof) in the Company’s or such Subsidiary’s internal control over financial reporting.

2.21      Insurance.  Section 2.21 of the Parent Disclosure Letter lists each insurance policy (including fire and casualty, general liability, workers’ compensation, employment practices, liability, pollution liability, directors and officers and other liability policies) owned by the Company or any of the Company Subsidiaries or which names the Company or any of the Company Subsidiaries as an insured (or loss payee) or self-insurance arrangements that are currently in effect, and the Company has made available to PESI a true and complete copy of each such policy or the binder therefore, but excluding any such policy maintained in connection with a Company Employee Benefit Plan made available pursuant to Section 2.14(l). Each such policy is in full force and effect, is in such amount and covers such losses and risks as is reasonable, in the judgment of senior management of the Company, to protect the properties and businesses of the Company and the Company Subsidiaries, and all premiums due under each such policy have been paid. With respect to each such insurance policy, none of the Company, any of the Company Subsidiaries or, to Parent’s and the Company’s Knowledge, any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and to Parent’s and the Company’s Knowledge, no event has occurred that (with notice or the lapse of time or both) would constitute such a breach or default or permit termination under the policy, except for such breaches or defaults which have not had or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Company or any of the Company Subsidiaries has been refused to purchase any insurance with respect to its assets or operations since April 1, 2008.

2.22      Intellectual Property.

(a)           Schedule 2.22(a) of the Parent Disclosure Letter (i) lists all U.S., international and foreign patents, published patent applications, trademark and service mark applications and registrations, copyright registrations (the “Registered IP”), as well as custom software (not including off-the-shelf software) which are part of the Company IP and are owned or licensed by the Company or any Company Subsidiary or are material to the business of the Company or any Company Subsidiary as currently conducted, (ii) indicates the owner of the Registered IP, (iii) lists all agreements (excluding shrinkwrap or other similar licenses with respect to off-the-shelf-software) whereby the Company or any Company Subsidiary has the legal right to use any Company IP which the Company or any Company Subsidiary does not own, and (iv) lists all agreements whereby the Company or any of the Company Subsidiaries has granted to any Person the right to use any Company IP that the Company or any Company Subsidiary owns.

(b)           The Company or the Company Subsidiaries owns or has the legal right to use, free and clear of all Liens, all the Company IP, in each case free of any claims or infringements known to the Company or any of the Company Subsidiaries.  The Registered IP identified on Section 2.22(a) of the Parent Disclosure Letter as being owned by the Company or a Company Subsidiary is owned by either the Company or such Company Subsidiary.  No consent of any Person will be required for the use of any of the Company IP by PESI or any of its Subsidiaries in connection with the conduct of the business now being conducted by the Company and the Company Subsidiaries. No governmental registration of any of the Registered IP has lapsed or expired or been canceled, abandoned, opposed or the subject of any reexamination request, and the Company and each of the Company Subsidiaries has diligently protected its legal rights to the Company IP, including paying all fees and meeting all deadlines reasonably necessary to maintain the Registered IP.  To the Knowledge of Parent, the Company and the Management Investors, the Company IP is sufficient to enable the Company and all of the Company Subsidiaries, following the Acquisition, to operate the business of the Company and the Company Subsidiaries as currently conducted.

(c)           There is no prohibition or restriction invoked by a Governmental Entity on the use of any of the Company IP, except for any prohibitions or restrictions imposed by any Law pursuant to which such Company IP has been established, and no Claim against the Company or any of the Company Subsidiaries regarding any Company IP is pending or, to Parent’s or the Company’s Knowledge, threatened. To Parent’s or the Company’s Knowledge, no Person is infringing or misappropriating the Company IP, and to Parent’s or the Company’s Knowledge, no product or service of the Company or any of the Company Subsidiaries infringes or misappropriates the Intellectual Property of any Person.  Neither Parent, the Company nor any of the Company Subsidiaries has received any written charge, complaint, claim or notice alleging any infringement, misappropriation or violation by the Company or any of the Company Subsidiaries of the Intellectual Property of any Person or alleging that the operation of the business of the Company or any of the Company Subsidiaries as currently conducted requires a license to the Intellectual Property of any Person.  Neither Parent, the Company nor any of the Company Subsidiaries has received any charge, complaint, claim or notice that any of the Registered IP is unenforceable or invalid.

(d)           The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) constitute a breach of any instrument or agreement governing any Company IP other than consents required for licenses, (ii) cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Company IP or (iii) to Parent’s or the Company’s Knowledge, otherwise impair the right of PESI, the Surviving Entity or their Subsidiaries, following the Acquisition, to use or otherwise exploit, assert or enforce any Company IP.

(e)           No employee of the Company or any of the Company Subsidiaries has entered into any contract or agreement that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning such employee’s work to anyone other than the Company or the Company Subsidiaries. Each Person who has participated in the authorship, invention or creation of Company IP (other than those rights required to be listed pursuant to Section 2.22(a)(iii)) has entered into an agreement with the Company or the applicable Company Subsidiary assigning all rights, title and interests in such Company IP to the Company or such Subsidiary. Neither the Company nor any of the Company Subsidiaries has received written notice from any of its current or prior directors, officers, employees, consultants or contractors claiming to have an ownership interest in any of the Company IP and, to Parent’s or the Company’s Knowledge, there is no basis for any such claim.

2.23      Derivative Transactions and Hedging. There are no outstanding commodity, financial or other hedging positions entered into by the Company or any Company Subsidiary or for the account of any of its customers as of the date of this Agreement.

2.24      Bank Accounts, Letters of Credit and Powers of Attorney.  Section 2.24 of the Parent Disclosure Letter lists (i) all bank accounts, lock boxes and safe deposit boxes relating to the Business and operations of the Company and the Company Subsidiaries (including the name of the bank or other institution where such account or box is located and the name of each authorized signatory thereto), and (ii) all outstanding letters of credit issued by financial institutions for the account of the Company or any of the Company Subsidiaries (setting forth, in each case, the financial institution issuing such letter of credit, the maximum amount available under such letter of credit, the expiration date of such letter of credit and the party or parties in whose favor such letter of credit was issued), and (iii) the name and address of Person who has a power of attorney to act on behalf of the Company or such Subsidiary. The Company has heretofore made available to PESI true and complete copies of each such letter of credit.

2.25      Disclosure of Material Information.  To the Parent’s or the Company’s Knowledge, neither this Agreement (including the Schedules and Exhibits) nor any document, certificate, or instrument furnished in connection herewith contains, with respect to the Company or any of the Company Subsidiaries, any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  There is no fact known to Parent, the Company or any of the Company Subsidiaries which has or would reasonably be expected in the future to result in a Material Adverse Effect and which has not been set forth in this Agreement or in any other document delivered in connection herewith.

2.26      Brokers.  Except for fees or commissions for which Parent is solely liable, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company or any of the Company Subsidiaries in connection with the transactions contemplated by this Agreement.

2.27      Accounts Receivable.  The unpaid balance owing on all of the accounts receivable and notes receivable of the Company and the Company Subsidiaries reflected in the Financial Statements, as well as those arising between June 27, 2010, and the Closing, are and will be good and collectible and will be paid in full in the ordinary and usual course of business, except to the extent that a reserve against the accounts receivable has been established and is reflected on the Estimated Company Balance Sheet.

2.28      PESI SEC Filings.  Neither the information supplied, or to be supplied, by or on behalf of Parent, the Company and/or any of the Company Subsidiaries for inclusion or incorporation by reference into any document to be filed by PESI with the SEC in connection with the Acquisition and the other transactions contemplated herein, contains or will, on the date of its filing or at the date it is mailed to the stockholders of PESI, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Closing, any event with respect to Parent and/or the Company or any of the Company Subsidiaries shall occur which is required under applicable SEC rules to be described in the Information Statement or any of PESI SEC Filings, Parent shall promptly disclose such event to PESI.

ARTICLE III.
RESERVED.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES REGARDING PESI

PESI hereby represents and warrants to Parent that, except as otherwise set forth in PESI’s disclosure letter delivered to Parent at or prior to the execution of this Agreement (the “PESI Disclosure Letter”), which letter has been arranged to correspond to the numbered and lettered Sections in this Article IV, provided that disclosure of any item in any section of the PESI Disclosure Letter shall not be deemed to be disclosed with respect to any other Section of this Article IV):

4.1        Organization and Qualification; Subsidiaries

(a)           PESI is a corporation duly incorporated and validly existing in good standing under the laws of the State of Delaware. PESI has the requisite corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted and as proposed to be conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character of the properties owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Each Subsidiary of PESI, except for those PESI Subsidiaries that have been classified as a discontinued operations in Section 4.1(b) of the PESI Disclosure Letter, (each a “PESI Subsidiary”), (i) is duly incorporated and validly existing under the laws of its respective jurisdiction of organization, (ii) has the requisite corporate or other business entity power and authority to own or lease its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character of the properties owned or leased by it makes such licensing or qualification necessary, in each case, except as has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)           Section 4.1(c) of the PESI Disclosure Letter sets forth a true and complete list of all of the PESI Subsidiaries, the state of incorporation or formation of each PESI Subsidiary and, as of the date hereof, the jurisdictions in which each PESI Subsidiary is qualified or licensed to do business.

4.2        Governing Documents.  PESI has heretofore furnished to Parent true and complete copies of its certificate of incorporation and bylaws (the “PESI Governing Documents”), each as amended to date.  The PESI Governing Documents are in full force and effect.

4.3        Capitalization.  The authorized capital stock of PESI consists of 75,000,000 shares of PESI Common Stock and 2,000,000 shares of preferred stock, $0.001 par value per share (“PESI Preferred Stock”). As of June 30, 2011, (i) 55,137,687 shares of PESI Common Stock were issued and outstanding, but excluding shares held in treasury), all of which were validly issued, fully paid and non-assessable, and none of which were issued in violation of any preemptive or similar rights of any PESI securityholder, (ii) 38,210 shares of PESI Common Stock were held in treasury, (iii) options to purchase an aggregate of 2,466,833 shares of PESI Common Stock (“PESI Options”) were issued and outstanding, and (iv) no shares of PESI Preferred Stock were issued and outstanding.

4.4        Authority; Due Authorization; Binding Agreement; Approval.

(a)           PESI has all requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement.

(b)           The execution, delivery and performance of this Agreement by PESI  and the consummation by PESI  of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of PESI.

(c)           This Agreement has been duly executed and delivered by PESI  and, assuming the due authorization, execution and delivery hereof by Parent and the Company, constitutes a valid and binding obligation of PESI, enforceable against PESI  in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, fraudulent transfer, reorganization and other Laws of general applicability relating to or affecting the rights or remedies of creditors and by general equitable principles (whether considered in a proceeding in equity or at law).

(d)           The Board of Directors of PESI, at a meeting duly called and held, duly adopted resolutions unanimously (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of PESI and (ii) approving this Agreement and transactions contemplated hereby and all other corporate action required to be taken in connection with the consummation of the transactions contemplated hereby, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

4.5        No Violation; Consents.

(a)           Except as disclosed in Section 4.5 of the PESI Disclosure Letter, the execution and delivery of this Agreement by PESI does not, and the consummation by PESI  of the transactions contemplated hereby will not (i) conflict with or violate the PESI Governing Documents, (ii) constitute a breach or violation of, a default (or an event which, with notice or lapse of time or both, would constitute such a default) under, require consent under, or give rise to a right of termination, cancellation, creation or acceleration of any obligation, payment of any consent or similar fee, or to the loss of any benefit under, or result in the creation of any Lien upon any of the properties or assets of PESI under any indenture, mortgage, deed of trust, loan or credit agreement, note, bond, lease or other agreement, instrument or Permit to which PESI is a party, except the consent of PNC Bank, National Association (the “PESI Lender”) and the listing of the PESI Shares on the Nasdaq Capital Market (“NASDAQ”) and compliance with the Securities Act, the Exchange Act and other applicable federal and state securities laws in connection herewith; (iii) (assuming that the consents and approvals referred to in Section 4.5(b) are duly and timely made or obtained) conflict with or violate any Law or any Order of any Governmental Entity to which PESI is subject or by which any of its properties are bound, except, in the case of clause (ii) or (iii), for such conflicts, breaches, violations, consent requirements, terminations, obligations, fees, loss of benefits, defaults or Liens, that have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Except for (i) compliance with any applicable requirements of (x) the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws and (y) the NASDAQ, (ii) authorizations, consents, approvals or filings under any Environmental Laws relating to the transfer or issuance of Environmental Permits in connection with the Acquisition, (iii) consents and approvals of the PESI Lender, and (iv) such other authorizations, consents, approvals or filings the failure of which to obtain or make has not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no authorizations, consents or approvals of, or filings with, any Governmental Entity or any third party is required to be obtained or made by PESI for the execution and delivery by PESI of this Agreement or the consummation by PESI of the transactions contemplated hereby.

4.6        Compliance.  PESI is not, and at all times since January 1, 2011 has not been, in (i) violation of its certificate of incorporation and bylaws, (ii) except as disclosed in Section 4.6 of the PESI Disclosure Letter, violation of any Law applicable to it or Order of any Governmental Entity having jurisdiction over it, or (iii) except as disclosed in Section 4.6 of the PESI Disclosure Letter, default in the performance of any obligation, agreement, covenant or condition under any indenture, mortgage, deed of trust, loan, credit agreement, note, bond, lease or other agreement, instrument or Permit to which PESI  is a party or by which it or any of its properties are bound or subject, except, in the case of clauses (ii) and (iii), for such violations or defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.7        SEC Filings; Financial Statements.

(a)           PESI has timely filed all reports, registration statements, proxy statements and exhibits to the foregoing documents required to be filed by it with the SEC since January 1, 2011 (collectively, the “PESI SEC Documents”). As of their respective dates of filing with the SEC, (i) PESI SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and (ii) except to the extent that information contained in any PESI SEC Document has been revised or superseded by a later-filed PESI SEC Document, none of PESI SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  No PESI Subsidiary is currently required to file any form, report or other document with the SEC under Section 13(a) or 15(d) of the Exchange Act. No event has occurred since the filing of the most recent PESI SEC Documents that would require PESI to file a current report on Form 8-K other than the execution of this Agreement and amendments to the loan agreement with the PESI Lender.

(b)           The historical financial statements of PESI, together with the related schedules and notes thereto, included in PESI SEC Documents (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC as of their respective dates of filing with the SEC and (ii) present fairly the consolidated financial position of PESI and its consolidated Subsidiaries at the dates indicated and the income, cash flows and stockholders’ equity of PESI and its consolidated Subsidiaries for the periods specified; (except, in the case of such unaudited financial statements, subject to normal year-end adjustments that are not material in amount or significance in any individual case or in the aggregate). All of such historical financial statements of PESI have been prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis throughout the periods involved, except as noted therein.

4.8        Absence of Certain Changes or Events.  Since January 1, 2011, there has not been any event, circumstance, change, occurrence or state of facts that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to PESI.

4.9        Tax Returns, Payments and Elections.  To PESI’s Knowledge, PESI has filed all tax returns and reports (federal, state and local) as required by law, and such returns and reports are true and correct in all material respects.  To PESI’s Knowledge, PESI has paid all taxes and other assessments due.  PESI has not made any elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation or amortization) that would have a Material Adverse Effect on PESI’s business, properties, assets or financial condition; except that PESI’s consolidated income tax return for 2010 is on extension and has not been filed and the related taxes, if any, have not been paid.

4.10      Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of PESI.

4.11      Litigation.  Except as disclosed in Section 4.11 of the PESI Disclosure Letter, there is no action, suit, investigation or proceeding pending before or by any Person or, to PESI’s Knowledge, threatened, against PESI or any of the PESI Subsidiaries or any of their respective assets, and (b) to PESI’s Knowledge, PESI and the PESI Subsidiaries and their respec tive assets are not subject to any Order, except as would not, individually or in the aggregate, have a Material Adverse Effect.

4.12      Disclosure of Material Information.  To PESI’s Knowledge, neither this Agreement (including the Schedules and Exhibits) nor any document, certificate, or instrument furnished in connection herewith contains, with respect to PESI, any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading, except as would not, individually or in the aggregate, have a Material Adverse Effect.  There is no fact known to PESI which has or would reasonably be expected in the future to result in a Material Adverse Effect and which has not been set forth in this Agreement or in any other document delivered in connection herewith.

4.13      Information Statement.  Neither the information supplied, or to be supplied, by or on behalf of PESI for inclusion or incorporation by reference into the Information Statement or any other documents to be filed by Parent with the SEC in connection with the Acquisition and the other transactions contemplated herein, contains or will, on the date of its filing or at the date it is mailed to the Parent Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  If, at any time prior to the Closing, any event with respect to PESI shall occur which is required under applicable SEC rules to be described in the Information Statement, PESI shall promptly disclose such event to Parent.

ARTICLE V.
COVENANTS

5.1        Interim Operations of the Company.  Parent and the Company, jointly and severally, covenant and agree as to the Company and the Company Subsidiaries that during the period from the date of this Agreement until the Closing or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) set forth in Section 5.1 of the Parent Disclosure Letter, (x) expressly permitted by this Agreement, including Section 5.2 of this Agreement, (y) required by applicable Law, or (z) consented to in writing by PESI after the date of this Agreement and prior to the Closing, which consent shall not be unreasonably withheld or conditioned:

(a)           the business of the Company and its Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice, and Parent and the Company shall use Commercially Reasonable Efforts to (i) preserve intact the Company’s business organization and goodwill and the business organization and goodwill of the Company Subsidiaries and (ii) to keep available the services of their current officers and key employees and preserve and maintain existing relations with material customers, suppliers, officers, employees, creditors and other Persons having business dealings with them;

(b)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to (i) enter into any new line of business or (ii) incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures, other than in the ordinary course of business consistent with past practice

(c)           the Company shall not, nor shall Parent or the Company permit any the Company Subsidiaries to, amend any of their respective certificates of incorporation or bylaws or similar organizational documents;

(d)           the Company shall not declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock;

(e)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries, to split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in lieu of, or in substitution for, shares of its capital stock;

(f)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries, to redeem, repurchase or otherwise acquire directly or indirectly any of its capital stock;

(g)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, issue, sell, dispose of or encumber, or authorize the issuance, sale, disposition or encumbrance of, any shares of its capital stock or grant, enter into or accept any options, warrants, convertible securities or other rights to acquire any shares of such capital stock or any other ownership interest in the Company or any Company Subsidiary;

(h)           other than in the ordinary course of business, the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to:  (i) grant any increase in the compensation or benefits payable to any officer of the Company or any of the Company Subsidiaries, (ii) except as required to comply with applicable Law or any agreement in existence on the date of this Agreement or as expressly provided in this Agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any Company Employee Benefit Plan, or (iii) enter into or amend any employment agreement or, except in accordance with existing contracts or agreements, grant any severance or termination pay to any officer, director or employee of the Company or any of the Company Subsidiaries;

(i)            the Company shall not, nor shall Parent or the Company  permit any of the Company Subsidiaries to, revalue any of its material assets or change its methods of accounting in effect at June 27, 2010, except changes in accordance with and required by GAAP, applicable Law or regulatory guidelines as concurred with by the Company’s independent auditors;

(j)            the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to (i) acquire or invest in any Person or other business organization, division or business of such Person (whether by merger or consolidation or by purchase of an equity interest in such Person or by any other manner) or (ii) other than in the ordinary course of business consistent with past practice, acquire any material assets;

(k)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any material assets of the Company or the Company Subsidiaries, except for inventory and equipment in the ordinary course of business consistent with past practice;

(l)            the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, mortgage, pledge, hypothecate, sell and leaseback, grant any security interest in, or otherwise subject to any other Lien, other than Permitted Liens, any material assets of the Company or Company Subsidiaries;

(m)           except for Taxes, to which Section 5.1(o) shall apply, the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, (i) except as set forth in clause (ii) below, pay, discharge or satisfy any material Claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any material payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of the Company Material Contracts as in effect on the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice and not in violation of this Agreement, in each case to which the Company or any of the Company Subsidiaries is a party; provided, however, that nothing in this Section 5.1(m) shall prohibit the Company or any of the Company  Subsidiaries from paying, discharging or satisfying accounts payable existing on or arising after, in each case in the ordinary course of business consistent with past practice, the date of this Agreement, or (ii) compromise, settle or grant any waiver or release relating to any Litigation, other than settlements or compromises of Litigation fully covered by insurance or where the amount paid or to be paid does not exceed $75,000 in the aggregate for all Claims;

(n)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, engage in any transaction with (except pursuant to agreements in effect at the time of this Agreement insofar as such agreements are disclosed in Section 2.19 of the Parent Disclosure Letter), or enter into any agreement, arrangement, or understanding, directly or indirectly, with any of the Company’s Affiliates; provided that, for the avoidance of doubt, for purposes of this Agreement, the term “Affiliates” shall not include any employees of the Company or any of its Subsidiaries other than the directors and executive officers thereof and employees who share the same household with such directors and executive officers;

(o)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, enter into any closing agreement with respect to material Taxes, make any change to any material Tax method of accounting, fail to prepare all Returns using Tax principles consistent with those used for preceding tax periods, unless a change is required by applicable Law, make, revoke or change any material Tax election, authorize any indemnities for Taxes, extend any period for assessment of any Tax, file any request for a ruling or determination, amend any material Return (including by way of a claim for refund) or settle or compromise any material Tax liability or any material Tax refund;

(p)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Acquisition) or any agreement relating to an Acquisition Proposal, except as provided under Section 5.2;

(q)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, (i) incur or assume any indebtedness for borrowed money, (ii) modify any material indebtedness or other liability to increase the Company’s (or any of its Subsidiaries’) obligations with respect thereto, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a Company Subsidiary), except in the ordinary course of business and consistent with past practice and in no event exceeding $75,000 in the aggregate at any time outstanding, (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to a Company Subsidiary, or by such Company Subsidiary to the Company, or customary loans or advances to employees consistent with past practice or short-term investments of cash in the ordinary course of business in accordance with the Company’s cash management procedures), or (v) enter into any material commitment or transaction, except in the ordinary course of business and consistent with past practice and in no event exceeding $75,000 in the aggregate, except as permitted under Section 5.1(b); provided, however, that the restrictions in this Section 5.1(m) shall not prohibit the incurrence of any long-term debt or short-term indebtedness or other liability or obligation between the Company and any Company Subsidiaries;

(r)            the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, enter into any agreement, understanding or commitment that restrains, limits or impedes the ability of the Company or any Company Subsidiary, or would limit the ability of the Company or any Company Subsidiary after the Closing, to compete in or conduct any line of business or to solicit customers or employees;

(s)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, enter into any material agreement, understanding or commitment containing any restriction on the ability of the Company or any of Company Subsidiaries to assign its rights, interests or obligations thereunder, unless such restriction excludes or is not applicable to any assignment to PESI or any of its Subsidiaries in connection with or following the consummation of the transactions contemplated by this Agreement;

(t)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, enter into any material joint venture, partnership or other similar arrangement or materially amend or modify in an adverse manner the terms of (or waive any material rights under) any existing material joint venture, partnership or other similar arrangement (other than any such action between the Company’s Subsidiaries);

(u)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, terminate any Company Material Contract to which it is a party or waive, release, relinquish or assign any of its rights or Claims under any Company Material Contract in a manner that is materially adverse to the Company or, except in the ordinary course of business consistent with past practice, modify or amend in any material respect any Company Material Contract;

(v)           the Company shall not, nor shall Parent or the Company permit any of its Subsidiaries to, take any action that would give rise to a claim under the WARN Act or any similar state Law because of a “plant closing” or “mass layoff” (each as defined in the WARN Act) without in good faith attempting to comply with the WARN Act or such state Law;

(w)           the Company shall not enter into, amend or otherwise change the terms of any agreements with brokers, finders or investment bankers (including the Parent Financial Advisor) that would result in the Company or the Company Subsidiaries being liable in any manner for any fees, commissions or otherwise to such brokers, finders or investment bankers;

(x)           the Company shall not, nor shall Parent or the Company permit any of the Company Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the actions described in clauses (b) through (w) above; or take any action that would prevent Parent or the Company from performing or cause Parent or the Company not to perform its covenants under this Agreement; and

(y)           prior to the Closing the Company shall obtain, and Parent and the Company shall cause each Company Subsidiary to obtain, and shall deliver to PESI at the Closing, resignations of each of the directors of the Company and each Company Subsidiary and Michael T. Brigante as an officer of the Company and the Company Subsidiaries, with such resignations to become effective as of the Closing.  Notwithstanding the foregoing, with respect to SEC Radcon Alliance, LLC, only the directors appointed by the Company will resign.

5.2        Acquisition Proposals.

(a)           Parent agrees that, except as expressly contemplated by this Agreement, neither it nor the Company shall, and Parent shall cause its and the Company’s officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, “Representatives”) not to, (i) directly or indirectly, initiate, solicit or encourage or take any action to facilitate (including by way of furnishing non-public information) any inquiry regarding or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose to any Person (other than a party hereto or its Representatives) any information relating to the Company or any of the Company’s Subsidiaries, or afford access to the properties, books or records of the Company or any of the Company’s Subsidiaries to, or otherwise cooperate in any way with, any Person that has made an Acquisition Proposal or that the Company, any of the Company’s Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal, or (iii) accept an Acquisition Proposal or enter into any agreement, arrangement or understanding, including any letter of intent or agreement in principle (other than an Acceptable Confidentiality Agreement under circumstances contemplated in Section 5.2(b)), (x) providing for, constituting or relating to an Acquisition Proposal or (y) that would require, or could have the effect of causing, the Company to abandon, terminate or fail to consummate the Acquisition or any other transaction contemplated by this Agreement. Other than with respect to PESI, Parent shall not (A) waive, modify, terminate, or fail to enforce any “standstill” obligation of any Person, and (B) render the restrictions, if any, under the Nevada Corporate Code relating to business combinations inapplicable to any Person. Any violation of the foregoing restrictions of this Section 5.2(a) by any of Parent, the Company, or any of their Subsidiaries or by any Representative of Parent, the Company or any of their Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Parent, the Company or any of their Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Parent.

(b)           Notwithstanding anything to the contrary in Section 5.2(a) or elsewhere in this Agreement, Parent and the Parent Board may take any actions described in clause (ii) of Section 5.2(a) with respect to a third party at any time prior to obtaining the Parent Required Votes if, prior to such vote, (i) the Company receives a bona fide written Acquisition Proposal from such third party (and such Acquisition Proposal was not initiated, solicited, encouraged or facilitated by Parent, the Company or any of their Subsidiaries or any of their respective Representatives in violation of this Section 5.2), (ii) the Parent Board determines in good faith by resolution duly adopted (after consultation with financial advisors and its outside legal counsel, Mintz Levin Cohn Ferris Glovsky and Popeo, P.C., that such proposal constitutes or is reasonably likely to result in a Superior Proposal from the third party that made the applicable Acquisition Proposal, (iii) the Parent Board determines in good faith by resolution duly adopted after consultation with financial advisors and its outside legal counsel (Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.) that the third party making such Acquisition Proposal has the financial capacity to consummate such Acquisition Proposal, and (iv) the Parent Board determines after the receipt of advice from such outside legal counsel (Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.) that the failure to take such action would result in a breach of its fiduciary duties under applicable Law; provided that (x) Parent or the Company shall not deliver any information to such third party without entering into a confidentiality agreement on terms no less favorable to Parent and the Company than the Confidentiality Agreement between the Company and PESI and which shall in no event permit Parent and the Company not to comply with the terms of this Agreement (an “Acceptable Confidentiality Agreement”) and (y) Parent shall immediately provide or make available to PESI any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person making such Acquisition Proposal or such Person’s Representatives that was not previously provided or made available to PESI.  Nothing contained in this Section 5.2(b) shall prohibit Parent from disclosing any information as required by applicable Law.

(c)           Parent agrees that in addition to the obligations of Parent set forth in Sections 5.2(a) and (b), as promptly as practicable after receipt thereof (but in no event more than 24 hours after Parent’s receipt thereof), Parent shall advise PESI orally and in writing in the event that Parent or any of its Subsidiaries or Representatives receives, directly or indirectly: (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal or proposals or offers with respect to an Acquisition Proposal, (ii) any request for non-public information relating to the Company and/or any of the Company Subsidiaries other than a request for information in the ordinary course of business or unrelated to an Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal.  Parent shall promptly (and in any event within 48 hours) notify PESI orally and in writing of the identity of any such Person and provide to PESI a copy of any such Acquisition Proposal, inquiry or request (or, where no such copy is available, a written description of such Acquisition Proposal, inquiry or request), including any material modification to any Acquisition Proposal. Parent shall keep PESI reasonably informed (orally and in writing) on a prompt basis (and in any event within 48 hours) of the status and details of any such Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any modification thereto). Without limiting the foregoing, Parent shall promptly (and in any event within 24 hours) notify PESI orally and in writing if it determines to engage in any actions described in clause (ii) of Section 5.2(a) and shall keep PESI reasonably informed (orally and in writing) on a prompt basis (and in any event within 24 hours) of the status and details of any such actions. In addition, Parent shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person that would restrict Parent’s ability to provide information to PESI as required by Section 5.2(b) or this Section 5.2(c).

(d)           Neither (i) Parent Board nor any committee thereof shall directly or indirectly (x) withdraw (or amend, qualify or modify in a manner adverse to PESI), or propose to withdraw (or amend, qualify or modify in a manner adverse to PESI), the approval, recommendation or declaration of advisability by the Parent Board or any such committee thereof of this Agreement, the Acquisition or the other transactions contemplated by this Agreement or (y) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”), nor (ii) shall Parent or any of its Subsidiaries execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (x) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.2(b)) (each an “Acquisition Agreement”) or (y) requiring it to abandon, terminate or fail to consummate the Acquisition or any other transaction contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Parent Required Vote, and subject to Parent’s compliance at all times with the provisions of this Section 5.2 and Section 5.6, Parent Board may, in response to a Superior Proposal, make a Parent Adverse Recommendation Change if Parent Board (A) determines in good faith, after consultation with outside legal counsel, that the failure to make a Parent Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties to the stockholders of Parent, and (B) provides prior written notice to PESI (a “Parent Notice of Change”) advising PESI that the Parent Board is contemplating making such Parent Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination, including the terms and conditions of such Superior Proposal; provided, however, that (1) Parent Board may not make such Parent Adverse Recommendation Change until the third Business Day after receipt by PESI of the Parent Notice of Change (it being understood and agreed that any change to the financial terms or any other material term of such Superior Proposal shall require a new Parent Adverse Recommendation, a new Parent Notice of Change and a new three Business Day period) and (2) during such third Business Day period, at the request of PESI, Parent shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow Parent Board not to make such Parent Adverse Recommendation Change consistent with its fiduciary duties.

(e)           Nothing contained in Section 5.2(d) shall prohibit Parent or the Parent Board from taking and disclosing to Parent’s stockholders a position with respect to an Acquisition Proposal pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law, provided, however, that (i) compliance with such rules shall in no way limit or modify the effect that any such action pursuant to such rules has under this Agreement and (ii) in no event shall the Parent Board or any committee thereof take any action prohibited by Section 5.2(a) except as specifically permitted by Section 5.2(b).

(f)            For purposes of this Agreement, “Acquisition Proposal” shall mean any proposal, whether or not in writing (other than by PESI or any of its Subsidiaries), for the (i) direct or indirect acquisition or purchase of a business or assets that generates or constitutes 20% or more of the net revenues, net income or the assets (based on the book or fair market value thereof) of the Company and the Company Subsidiaries, taken as a whole (including capital stock of or ownership interest in the Company and/or any Company Subsidiary), (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities or capital stock of the Company or any of the Company Subsidiaries, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning, directly or indirectly, equity securities or capital stock in the Company or equity securities or capital stock of any of the Company’s Subsidiaries, or (iv) other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Acquisition, in each case other than the transactions contemplated by this Agreement. The term “Superior Proposal” shall mean any bona fide written Acquisition Proposal that was not initiated, solicited, encouraged or facilitated by Parent or any of its Subsidiaries or any of its Representatives in violation of this Agreement, made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, asset purchase or other business combination, (x) all or substantially all of the assets of the Company and the Company Subsidiaries, taken as a whole, or (y) 50% or more of the equity securities of Parent or the Company, in each case on terms which the Parent Board determines (after consultation with its financial advisors and outside legal counsel, Mintz Levin Cohn Ferris Glovsky and Popeo, P.C., in good faith by resolution duly adopted (A) would result in a transaction that, if consummated, is more favorable to the stockholders of Parent (in their capacity as stockholders) than the Acquisition, taking into account all the terms and conditions of such Acquisition Proposal, the Person making such proposal, and the terms and conditions of this Agreement (including, without limitation, any break-up fees, expense reimbursement provisions, conditions to consummation and any changes to the terms of this Agreement offered by PESI in response to such Superior Proposal or otherwise pursuant to this Section 5.2) and (B) is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such Acquisition Proposal; provided, further, that a proposal shall be deemed to be a Superior Proposal: (x) if such proposal sets forth consideration that is greater than the Purchase Price (plus the payment of Out of Pocket Expenses and Parent Termination Fee) and such proposal is subject to a financing condition (unless the Parent Board, after consultation with its financial advisors, concludes that the proposed acquiror has adequate financial resources to consummate the transaction); or (y) such proposal sets forth consideration that is equal to the Purchase Price (plus the payment of Out of Pocket Expenses and Parent Termination Fee) and there is no financing condition.

(g)           Immediately after the execution and delivery of this Agreement, Parent shall, and shall cause its Subsidiaries and Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal.  Parent agrees that it shall promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.2.

5.3        Access to Information and Properties.

(a)           Upon reasonable notice and subject to the Confidentiality Agreement and applicable Laws relating to the exchange of information, Parent shall, and shall cause each of its Subsidiaries to, afford to the authorized Representatives of PESI reasonable access during normal business hours during the period prior to the Closing, to all of the Company’s and the Company Subsidiaries properties, offices, contracts, books, commitments, records, and data and, during such period, it shall, and shall make available to the Representatives of PESI all information concerning its business, properties and personnel of the Company and the Company Subsidiaries as PESI may reasonably request. Without limiting the foregoing, Parent shall cooperate and provide the authorized Representatives of PESI with all relevant information reasonably required by PESI or any of such Representatives, in order to successfully transition to PESI, the business of the Company and the Company Subsidiaries.  In connection with the overall transitioning, Parent and its Subsidiaries will make reasonably available the Company’s and the Company Subsidiaries’ personnel, including senior management and personnel responsible for compliance, internal audit, finance, investigations, logistics, sales and marketing and other areas PESI reasonably considers to be relevant to overall transitioning of the business. Parent understands and agrees that the matters discussed in this Section 5.3(a) may extend to and include on-site interviews and visits to the Company’s and the Company Subsidiaries’ locations and that the determination of the site of any such interviews and visits shall be at the sole decision of PESI acting reasonably.  PESI shall coordinate all such on-site interviews and visits through SunTrust Robinson Humphrey or Leichtweis.  The cooperation provisions of this Section 5.3(a) extend fully to all of the Company’s and the Company Subsidiaries’ business locations.  Parent shall have the right, in its sole discretion, to have a Company Representative present for all interviews and visits.  Notwithstanding the foregoing provisions of this Section 5.3(a), neither Parent, the Company nor any of the Company Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement; provided, however, that Parent shall use Commercially Reasonable efforts to provide such access or information in a manner that avoids or removes the impediments described in this sentence.

(b)           Upon reasonable notice and subject to the Confidentiality Agreement and applicable Laws relating to the exchange of information, for a period not to exceed twelve (12) months from the Closing Date, PESI shall, and shall cause the Company and the Company Subsidiaries to, afford to the authorized Representatives of Parent reasonable access during normal business hours, to all of the Company’s and the Company Subsidiaries books, records and data, and it shall, and shall make available to the Representatives of Parent, all information concerning its business, properties and personnel of the Company and the Company Subsidiaries as Parent or its Representatives may reasonably request, in connection with Parent’s preparation of its audited financial statements and annual report on Form 10-K for its fiscal year ended June 30, 2011 and income tax returns for fiscal year ended June 30, 2011 (collectively, “Annual Report Purposes”).  In connection therewith, PESI will make reasonably available the Company’s personnel during normal business hours in a manner not to interfere with such personnel performing his or her duties that Parent reasonably considers to be relevant to Annual Report Purposes.  Parent shall coordinate all such access with PESI’s Chief Financial Officer, and PESI shall have the right to have a Representative present during all such inspection of such Company’s and the Company’s Subsidiaries books, records and data.  Notwithstanding the foregoing provisions of this Section 5.3(b), neither PESI, the Company nor any of the Company Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement; provided, however, that PESI shall use Commercially Reasonable efforts to provide such access or information in a manner that avoids or removes the impediments described in this sentence.

(c)           Subject to compliance with applicable Law, from the date hereof until the Closing, each party shall confer, to the extent reasonably needed, with one or more Representatives of the other parties to report operational matters of materiality and the general status of ongoing operations.

5.4        Further Action; Commercially Reasonable Efforts.

(a)           Upon the terms and subject to the conditions herein provided, and subject to Section 5.2, each of the parties hereto agrees to use its Commercially Reasonable Efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement, including (i) to satisfy the conditions precedent to the obligations of any of the parties hereto, (ii) preparing and filing as promptly as practicable with any Governmental Entity or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (iii) obtaining and maintaining all authorizations, consents, approvals, and filings required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement. Each of the parties will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and, subject to applicable Laws and any applicable privilege relating to the exchange of information, will provide the other parties with copies of all filings made by such party with any Governmental Entity (except for filings available publicly on the SEC’s EDGAR system) or any other information supplied by such party to or received from a Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

(b)           Each of PESI and Parent shall use their respective Commercially Reasonable Efforts and shall cooperate with the other parties to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any applicable Law.

(c)           Each of the parties shall use Commercially Reasonable Efforts to prevent the entry of, and to cause to be discharged or vacated, any Order of a Governmental Entity precluding, restraining, enjoining or prohibiting the consummation of the Acquisition; provided, however, that no party hereto shall be required to dispose of any assets or limit its freedom of action with respect to any of its businesses, or to consent or commit to consent to such disposition or limit on its freedom of action, which, in the reasonable good faith judgment of the parties, could be reasonably likely to (i) give rise to a Material Adverse Effect to either party or (ii) materially impair the benefits or advantages that either expects to receive from the Acquisition and the transactions contemplated thereby.

(d)           Each of PESI, Parent and the Company shall give the other reasonable opportunity to participate in the defense of (i) any inquiry by a Governmental Entity and (ii) any Litigation against PESI, Parent or the Company, as applicable, or their respective directors relating to the transactions contemplated by this Agreement.

(e)           Parent will provide PESI advance notice and the opportunity to participate in any discussions relating to any investigation by any U.S. government agency such as the Department of Justice, the Department of Energy or other government bodies with enforcement authority (collectively, the “USG Authorities”) relating to the SPRU Project or any other material matter relating to the Company or any of the Company Subsidiaries; and with respect to any discussions by Parent or the Company with the USG Authorities where PESI has agreed not to participate, Parent or the Company will in all such cases provide PESI with a review of all discussions held with the USG Authorities regarding such issues. Prior to the Closing, PESI and Parent shall jointly consider in good faith whether and, if so, how to disclose or attempt to resolve any issues with the USG Authorities as contemplated by this Section 5.4(e).

5.5        Information Statement.

(a)           The Parent shall, in accordance with the requirements of Section 14(c) of the Exchange Act and Regulation 14C promulgated under the Exchange Act, file a preliminary and definitive information statement with the SEC and transmit to all of its holders of record of its capital stock the definitive information statement in accordance with the requirements of Regulation 14C.  Parent shall use its Commercially Reasonable Efforts to furnish the information and documents contained in the information statement as required by the SEC to be included in the information statement to be filed with the SEC and sent to Parent stockholders of record in connection with the Parent Required Votes obtained by written consents, as described in this Section 5.5 (such information statement, as amended and supplemented, the “Information Statement”).

(b)           The Parent shall, at the same time that it transmits the Information Statement to its stockholders, transmit such Information Statement to all of the Management Investors.

(c)           PESI shall cooperate with Parent in the preparation of such Information Statement.  PESI shall use its Commercially Reasonable Efforts to furnish to Parent the information and documents relating to PESI required by the SEC to be included in the Information Statement.

(d)           Neither the information supplied, or to be supplied, by or on behalf of Parent, the Company and/or any of the Company Subsidiaries for inclusion or incorporation by reference into any document to be filed by PESI with the SEC in connection with the Acquisition and the other transactions contemplated herein, contains or will, on the date of its filing or at the date it is mailed to the stockholders of PESI, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Closing, any event with respect to Parent and/or the Company shall occur which is required under applicable SEC rules to be described in the Information Statement, Parent shall promptly disclose such event to PESI.

(e)           Neither the information supplied, or to be supplied, by or on behalf of PESI for inclusion or incorporation by reference into the Information Statement or any other documents to be filed by Parent with the SEC in connection with the Acquisition and the other transactions contemplated herein, contains or will, on the date of its filing or at the date it is mailed to the stockholders of Parent (the “Parent Stockholders”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  If, at any time prior to the Closing, any event with respect to PESI shall occur which is required under applicable SEC rules to be described in the Information Statement, PESI shall promptly disclose such event to Parent.

(f)            If at any time prior to the Closing, any event or circumstance relating to Parent, PESI, the Company or any of their respective Affiliates, or its or their respective officers or directors, should be discovered by Parent or PESI that should be set forth in a supplement to the Information Statement so that such document, including documents and financial statements incorporated by reference therein, would not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent or PESI shall promptly inform the other party in writing. All documents that Parent or PESI is responsible for filing with the SEC in connection with the transactions contemplated herein, respectively, will comply as to form in all material respects with applicable requirements of the Securities Act and the Exchange Act.  Parent shall promptly notify PESI of the receipt of any comments from the staff of the SEC, including any request by the staff of the SEC for amendments or supplements to the Information Statement or for additional information.  Parent shall also supply PESI with copies of all correspondence between it or any of its Representatives, on the one hand, and the staff of the SEC, on the other hand, with respect to the Information Statement or the Acquisition. No filing of, or amendment or supplement to the Information Statement will be made by Parent, without providing PESI and its respective counsel the reasonable opportunity to review and comment thereon and giving due consideration to such comments.

5.6        Notification of Certain Matters.  Parent shall give prompt notice to PESI of any fact, event or circumstance as to which Parent obtains Knowledge that would be reasonably likely to result in a failure of a condition set forth in Section 6.3(a) or 6.3(b).  PESI shall give prompt notice to Parent of any fact, event or circumstance as to which PESI obtains Knowledge that would be reasonably likely to result in a failure of a condition set forth in Section 6.2(a) or 6.2(b).

5.7        Publicity.  Neither Parent nor PESI, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement or hold any press conferences, analyst calls or other meetings with respect to the Acquisition, this Agreement or the other transactions contemplated by this Agreement without the prior consultation of such other party (including giving such other party a reasonable opportunity to review and comment on such publication or the subject matter of such conferences, calls or meetings), except as may be required by Law or by any listing agreement with, or regulation of, any securities exchange or regulatory authority if all Commercially Reasonable Efforts have been made to consult with the other party. In addition, prior to Closing, each party shall, to the extent reasonably practicable, consult with such other party regarding the form and content of any public disclosure of any material developments or matters involving such other party, including, without limitation, earnings releases, reasonably in advance of such publication or release.

5.8        Stock Exchange Listing.  If required under the rules and regulations of the NASDAQ, PESI shall use its Commercially Reasonable Efforts to cause PESI Common Stock to be issued in connection with the Acquisition to be listed on the NASDAQ, subject to official notice of issuance as of the Closing.

5.9        Employee Benefits.

(a)           PESI and Parent agree that if the Acquisition becomes effective, all employees of the Company and the Company Subsidiaries immediately prior to the Closing shall be deemed to be employed by the Company or the Company Subsidiaries upon the Closing (“Continuing Employees”); it being understood, however, that none of PESI or any of their Subsidiaries shall have any obligation to continue employing the Continuing Employees for any length of time thereafter.

(b)           Prior to the Closing, Parent or the Company shall take or shall cause the Company Subsidiary  that sponsors the  Safety and Ecology Corporation 401(k)  Profit Sharing Plan maintained for employees of the Company and certain of its Subsidiaries (the “Company 401(k) Plan”) to take such action immediately prior to the Acquisition, as is necessary, assuming and subject to the Acquisition becoming effective, to (i) adopt amendments to the Company 401(k) Plan required to be adopted in accordance with the Code to reflect qualification requirements that apply as of the date of termination of the Company 401(k) Plan, (iii) take all necessary action to terminate the Company 401(k) Plan , and (iv) ensure that each Company employee is fully vested in his or her account balance under the Company 401(k) Plan. Following the Closing, to the extent provided under the terms of the Company 401(k) Plan at the time of termination, PESI shall permit participants in the Company 401(k) Plan who are employed by PESI or its Subsidiaries to (x) make in-service withdrawals from the Company 401(k) Plan and (y) continue to receive and repay any loans from the Company 401(k) Plan. Following the Closing, PESI shall permit each participant in the Company 401(k) Plan who terminates employment with the Company or its Subsidiaries after the Closing Date the right to receive a distribution of such participant’s interest under the Company 401(k) Plan, in accordance with the terms of the Company 401(k) Plan. As soon as reasonably practicable following IRS approval of the termination of the Company 401(k) Plan, PESI shall, with respect to Continuing Employees who remain actively employed with PESI at that time (A) provide an election to roll over their interest under the Company 401(k) Plan, including plan loans only if the entire balance of the participant’s account in the  Company 401(k) Plan is rolled over, to a tax-qualified defined contribution plan maintained by PESI or an affiliate of PESI (a “PESI DC Plan”), (B) cause the trustee of the Company 401(k) Plan to roll over the interest which the participant elects to roll over to PESI DC Plan (including plan loans only if the entire balance of the participant’s account in the Company 401(k) Plan is rolled over), and (C) cause PESI DC Plan to accept any such rollovers (including plan loans only if the entire balance of the participant’s account in the Company 401(k) Plan is rolled over). The Continuing Employees shall be eligible to participate in PESI’s or a Subsidiary’s 401(k) plan immediately following the Closing.

5.10      Tax Matters.

(a)           Parent shall pay and indemnify and hold harmless PESI, the Company and the Company Subsidiaries from and against: (i) all income Taxes (or the nonpayment thereof) owing by the Company with respect to business performed by the Company and the Company Subsidiaries for any period ending on or before the Closing Date (a “Pre-Closing Tax Period”) and any pre-Closing Straddle Period; (ii) any and all Taxes of Parent or any Affiliate of Parent or any other business entity or other Person imposed on the Company, the Company Subsidiaries or on PESI, as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to their conduct of business or any other event or transaction occurring on or before the Closing Date or as a result of the closing of the transactions contemplated by this Agreement; and (iii) all Claims arising out of or incident to the imposition, assessment or assertion of any Tax described in clauses (i) and (ii) above.  Notwithstanding anything in this Agreement to the contrary, all matters relating to Taxes will be governed by this Section 5.10 and no provision of Section 5.10 will limit, modify or offset the rights or obligations of the parties hereunder.

(b)           For purposes of this Agreement, the portion of any income Tax, with respect to the income, property or operations of the Company and the Company Subsidiaries that is attributable to any Tax period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”) will be apportioned between the period of the Straddle Period that extends before the Closing Date through the Closing Date  and the period of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period  in accordance with this Section 5.10.  The portion of such Tax attributable to the pre-Closing Straddle Period will be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Closing Date, except for periodic Taxes that are not based on or related to income, such Taxes shall be apportioned based on the number of days in the Tax period through the Closing Date compared to the number of days in the Tax period following the Closing Date.  The portion of Tax attributable to a post-closing Straddle Period will be calculated in a corresponding manner.

(c)           Any indemnity payment to be made pursuant to this Section 5.10 must be paid by wire transfer of immediately available funds no later than ten (10) days after PESI makes written demand upon Parent therefor.

(d)           The indemnification provisions in this Section 5.10 are in addition to the indemnity provision of Article VIII and will survive the Closing until thirty (30) days after the expiration of the applicable statute of limitations.

(e)           Parent shall prepare, or caused to be prepared, and timely file, all original Tax Returns of the Company and Parent with respect to any Pre-Closing Tax Period that have not yet been filed, on a basis consistent with past practice, except to the extent required by applicable Law, and shall timely pay, or cause to be timely paid, all Taxes shown as due and owing on such Tax Returns.  Parent shall allow PESI at least fifteen (15) days in which to review any portion relating to the Company in such Pre-Closing Tax Period Tax Returns, prior to their filing and shall provide to PESI such information that is reasonably requested by PESI to confirm Parent’s adherence to past practice.  If PESI, within fifteen (15) days after delivery of such Tax Return, notifies Parent in writing that it objects to any items relating to the Company in such Tax Return, the disputed items shall be resolved pursuant to Section 1.5(b).  If PESI does not respond within fifteen (15) days, PESI shall not be entitled to object to any item in such Tax Return, and Parent shall file such Tax Return.  The cost of preparing such Tax Returns shall be borne by Parent.

(f)            If Parent on the one hand, and PESI, on the other, disagree as to the treatment of any item on any Tax Return described in this Section 5.10 hereof, Parent and PESI shall promptly consult each other in an effort to resolve such dispute in good faith.  If any such point of disagreement cannot be resolved in ten (10) days of the date of consultation, the Independent Accounting Firm shall resolve any remaining disagreements.  The determination of the Independent Accounting Firm shall be final, conclusive and binding on the parties.  The costs, fees and expenses of the Independent Accounting Firm shall be borne equally by PESI, on the one hand, and Parent, on the other.  Nothing in this Agreement shall prevent the timely filing of a Tax Return by the preparing party.  However, the preparing party shall file an amended Tax Return to reflect resolution of the items in dispute by the parties or the Independent Accountant Firm, as the case may be.

(g)           All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) imposed  in connection with this Agreement will be shared equally by Parent and PESI.

(h)           Cooperation; Audits; Tax Claims.

(i)            In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on the Company, Parent, on the one hand, and PESI, on the other hand, shall cooperate fully with each other, including, without limitation, the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by any Governmental Entity as to the imposition of Taxes.

(ii)           Notification.  If a claim shall be made by any Taxing authority, which, if successful, might result in an indemnity payment to the indemnified parties pursuant to this Section 5.10, the indemnified parties shall notify any Indemnifying parties reasonably promptly of such claim (a “Tax Claim”); provided, however, that the failure to give such notice shall not affect the Indemnifying parties’ obligations hereunder, except to the extent the Indemnifying parties have actually been prejudiced as a result of such failure.

(iii)           Control of Proceedings.  The Indemnifying Party shall control all proceedings taken in connection with any Tax Claim for which such Indemnifying Party is liable under this Section 5.10 and may make all decisions in connection with such Tax Claim; provided, however, that the Indemnified Parties and their counsel or tax accountant shall have the right, solely at the Indemnified Parties’ own expense, to participate in the prosecution or defense of such Tax Claim.

(i)           Tax Sharing Agreements.  All Tax sharing agreements or similar agreements with respect to or involving the Company and the Company Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, the Company and the Company Subsidiaries shall not be bound thereby nor have any liability thereunder.

5.11      No Takeover Statute Applies.  Parent shall take all actions necessary to be taken such that no restrictive provision of any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination,” or other similar anti-takeover statutes or Laws, including the State of Delaware and Section 203 of the Delaware General Corporation Law (“DGCL”), or any applicable anti-takeover provision in the certificate of incorporation or bylaws of Parent and the Company, are or at the Closing will be, applicable to Parent, Company Common Stock, this Agreement or the transactions contemplated hereby.

5.12      Parent and Company Expenses.  All legal, accounting, professional, and other out-of-pocket expenses incurred by Parent, the Company and/or the Company Subsidiaries in connection with or relating to the Acquisition, this Agreement and the transactions contemplated by this Agreement shall be paid in full by Parent on or prior to the Closing, and neither the Company nor any of the Company Subsidiaries shall be liable for or have any obligations in connection with such legal, accounting, professional and other out-of-pocket expenses after the Closing Date.

5.13      Non-Solicitation of Employees.  For the period beginning on the Closing Date and ending on the date that is two (2) years after the Closing Date (the “Parent Non-Solicitation Period”), Parent shall not, and shall not permit any of its Affiliates (collectively, the “Parent Restricted Parties,” and individually, a “Parent Restricted Party”), for its own benefit or for the benefit of any Person other than PESI, the Company and/or the Company Subsidiaries to:  (i) solicit, or assist any Person other than PESI to solicit, any employees of the Company or the Company Subsidiaries to leave his employment with PESI, the Company or the Company Subsidiaries; or (ii) hire or cause to be hired, any employee of PESI, the Company or Company Subsidiaries, except nothing contained herein shall prohibit any of the Parent Restricted Parties from hiring an employee that is no longer employed by the Company, the Company Subsidiaries, PESI or their Affiliates and such employee solicits such Parent Restricted Party for employment after the termination of any such individual’s employment with the Company, the Company’s Subsidiaries or PESI.

5.14      Non-Solicitation of Customers.  During the Parent Non-Solicitation Period, Parent shall not, and shall not permit any of the other Parent Restricted Parties, to solicit or encourage any of the customers of the Company or the Company Subsidiaries to divert, terminate, curtail or otherwise limit its business relationship with the Company or the Company Subsidiaries or otherwise direct or divert or attempt to direct or divert any customer to any other entity or interfere with any business relationship between the Company and/or the Company Subsidiaries and such customer.

5.15      Non-Compete.  Parent acknowledges that the Company and the Company Subsidiaries operate on an international basis and have clients throughout the world.  The parties acknowledge and agree that this covenant is reasonable and is necessary to protect the interests of PESI, the Company and the Company Subsidiaries.  During the Parent Non-Solicitation Period, Parent shall not, and shall not permit any of the other Parent Restricted Parties, directly or indirectly, by or for itself or any of the Parent Restricted Parties, or for any of their own account, or as an agent of another, or through others as an agent, or by or through any joint venture, partnership, corporation, limited liability company or other business entity in which Parent or any of the Parent Restricted Parties has a direct or indirect interest, own, manage, operate, control, or be engaged in any business, or be connected with or employed as an officer, employee, partner, director, consultant, agent or otherwise in, or be involved with, any business that (i) competes, directly or indirectly, with the Business of the Company and/or the Company Subsidiaries, or (ii) conducts any other related business or businesses similar to the Business of the Company and/or the Company Subsidiaries, or enter into or carry on a business, one of the activities of which is similar to the Business of the Company and/or the Company Subsidiaries or the activities of the Business of the Company and/or the Company Subsidiaries.   Notwithstanding the above, the Parent Restricted Parties may hold stock in a competing entity if said ownership is (i) not a direct purchase, but merely part of a mutual-like fund investment made by its investment advisor, provided that, the Parent Restricted Parties’ ownership of such stock does not represent more than 5% of the issued and outstanding shares of voting stock, or securities convertible into such voting stock, of such entity; or (ii) is limited to 5%, on a fully-diluted basis, of the total shares of common stock of a corporation having securities listed on a national or foreign stock exchange or quoted on an automated quotation system.

5.16      Confidential Information

    PESI and the Parent shall not, and shall not permit any of the Parent Restricted Parties or PESI Restricted Parties (as defined below), as applicable, to, during the Parent Non-Solicitation Period, directly or indirectly, by or for themselves, or as an agent, employee, partner, joint venturer, shareholder, member, officer, director or manager of another, or through others as an agent, or by and through any joint venture, partnership, corporation, limited liability company, or other business entity in which he has a direct or indirect interest:

(a)           use or disclose for its benefit or the benefit of any other Person any customer lists, or identify any customers of such other parties or the Company or any of the Company Subsidiaries; or

(b)           use or disclose any proprietary, secret or confidential information, knowledge or data relating to the business of the other parties hereto or the Company or any of the Company Subsidiaries.

For purposes of this Section 5.16 and Section 5.17, “PESI Restricted Parties” shall mean PESI and its Affiliates, except PESI Restricted Parties shall not include the Company, any of the Company Subsidiaries or any Person that served as a director, officer or employee of the Company or any of the Company Subsidiaries on or prior to the Closing Date.

5.17      Remedies and Injunctive Relief

(a)           Parent acknowledges that the provisions of Sections 5.13, 5.14, 5.15 and 5.16 of this Agreement are reasonable and necessary for the protection of PESI, the Company and the Company Subsidiaries and that they will be irrevocably damaged if such covenants are not specifically enforced.  The parties hereto do hereby declare and agree that it would be difficult to measure, in money, the damages which will accrue to PESI, the Company, the Company Subsidiaries or any of them, by reason of the failure of Parent or any of the Parent Restricted Parties to perform the obligations under this Agreement.  Therefore, if PESI or the Company shall institute any action or proceeding to enforce the provisions of Sections 5.13, 5.14, 5.15 or 5.16, Parent hereby waives the claim or defense therein that PESI and/or the Company has an adequate remedy at law and such other party shall not urge in any such action or proceeding the claim or defense that such remedy at law exists.  Accordingly, Parent agrees that, in addition to any other rights or relief to which PESI or the Company may be entitled in the form of actual damages, each party may be entitled to seek and obtain injunctive relief from a court of competent jurisdiction (without posting a bond therefor) for the purposes of restraining Parent or any Parent Restricted Party, as applicable, from any actual or threatened breach of the provisions and covenants contained in Sections 5.13, 5.14, 5.15 or 5.16 hereof.  Such right to injunctive relief shall be cumulative and in addition to any other remedies that PESI and/or the Company may have at law and equity.  If it becomes necessary for PESI and/or the Company to bring legal action against Parent or any other Parent Restricted Party as a result of Parent’s breach of any of the covenants contained in Sections 5.13, 5.14, 5.15 or 5.16 hereof, the non-prevailing party agrees to pay all of the costs and expenses of the prevailing party in connection therewith (including, but not limited to, reasonable attorneys’ fees).  Nothing shall be construed as prohibiting PESI and/or the Company from pursuing any other remedies available to it against Parent or any Parent Restricted Party for a breach of such provisions, including, without limitation, the recovery of damages.

(b)           PESI acknowledges that the provisions of Section 5.16 of this Agreement are reasonable and necessary for the protection of Parent and that it will be irrevocably damaged if such covenant is not specifically enforced.  The parties hereto do hereby declare and agree that it would be difficult to measure, in money, the damages which will accrue to Parent, by reason of the failure of PESI or any of the PESI Restricted Parties to perform the obligations under this Agreement.  Therefore, if Parent shall institute any action or proceeding to enforce the provisions of Section 5.16, PESI hereby waive the claim or defense therein that Parent has an adequate remedy at law and such other party shall not urge in any such action or proceeding the claim or defense that such remedy at law exists.  Accordingly, PESI agrees that, in addition to any other rights or relief to which Parent may be entitled in the form of actual damages, Parent may be entitled to seek and obtain injunctive relief from a court of competent jurisdiction (without posting a bond therefor) for the purposes of restraining PESI or any PESI Restricted Party, as applicable, from any actual or threatened breach of the provisions and covenants contained in Section 5.16 hereof.  Such right to injunctive relief shall be cumulative and in addition to any other remedies that Parent may have at law and equity.  If it becomes necessary for Parent to bring legal action against PESI or any other PESI Restricted Party as a result of PESI’s breach of any of the covenants contained in Section 5.16 hereof, the non-prevailing party agrees to pay all of the costs and expenses of the prevailing party in connection therewith (including, but not limited to, reasonable attorneys’ fees).  Nothing shall be construed as prohibiting Parent from pursuing any other remedies available to it against PESI, the Company and the Company Subsidiaries or any PESI Restricted Party for a breach of such provision, including, without limitation, the recovery of damages.

5.18      Acknowledgment.

(a)           Parent agrees that the restrictions and covenants set forth in Sections 5.13, 5.14, 5.15 and 5.16 are manifestly reasonable on their face.  The parties expressly agree that the restrictions and covenants set forth in Sections 5.13, 5.14, 5.15 and 5.16 have been designed to be reasonable and no greater than is required for the protection of PESI, the Company and the Company Subsidiaries.  If the final judgment of a court of competent jurisdiction declares any of the terms of Sections 5.13, 5.14, 5.15 and 5.16 invalid or unenforceable, the parties agree that such court making such determination shall have the power to reduce the scope or duration of such provision, to delete specific words or phrases, or to replace any invalid or unenforceable term with a term or provision that is valid and enforceable and that comes closest to expressing the intent of the invalid or unenforceable term or provision, and Sections 5.13, 5.14, 5.15 and 5.16 of this Agreement shall be enforceable as so modified after the expiration of the time which the judgment may be appealed.

(b)           PESI agrees that the restrictions and covenants set forth in Section 5.16 are manifestly reasonable on their face.  The parties expressly agree that the restrictions and covenants set forth in Section 5.16 have been designed to be reasonable and no greater than is required for the protection of Parent.  If the final judgment of a court of competent jurisdiction declares any of the terms of Section 5.16 invalid or unenforceable, the parties agree that such court making such determination shall have the power to reduce the scope or duration of such provision, to delete specific words or phrases, or to replace any invalid or unenforceable term with a term or provision that is valid and enforceable and that comes closest to expressing the intent of the invalid or unenforceable term or provision, and Section 5.16 of this Agreement shall be enforceable as so modified after the expiration of the time which the judgment may be appealed.

5.19      Disclosure Updates.  At any time, and from time to time on or prior to the Closing Date, Parent and the Company may supplement or amend the Parent Disclosure Letter to reflect any fact necessary to make Parent’s and the Company’s representations contained herein true and correct (any such supplement or amendment, a “Disclosure Update”); provided, however, that if PESI determines, in its reasonable discretion, that such Disclosure Update could result in or be considered a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole, and if such Disclosure Update is incapable of being cured by Parent or the Company prior to the Termination Date or is not cured by Parent or the Company within 30 days following receipt of written notice of such determination from PESI, PESI may, at its option, terminate this Agreement.

5.20      Liabilities of Company and the Company Subsidiaries.  As of the Closing, GAAP Liabilities of the Company and the Company Subsidiaries, on a consolidated basis, shall not exceed $15,000,000.

5.21      Management Investors. Contemporaneously with the Closing, Parent shall cause certain of the individuals listed in Schedule 5.21 (each a “Management Investor” and collectively, “Management Investors”) to purchase restricted shares of common stock of PESI, par value $0.001 per share (“PESI Common Stock”), at a per share price determined by dividing $1,000,000 by the average of the closing prices of PESI Common Stock as reported by the NASDAQ for the 30 consecutive trading day period ending on the trading day immediately prior to the earlier of (a) the Closing Date or (b) the public announcement of the Acquisition by PESI.  The Parent shall cause each Management Investor purchasing PESI Common Stock hereunder to execute and deliver to PESI immediately prior to Closing the Subscription Agreement, substantially in the form attached hereto as Exhibit E, which completed Subscription Agreement shall be on terms reasonably satisfactory to PESI (“Subscription Agreement”).  Such purchase by a Management Investor shall be pursuant to this section and the Subscription Agreement.  All such purchases by the Management Investors shall meet the requirements of Rule 506 of Regulation D promulgated under the Securities Act.  Parent covenants that at the Closing it shall cause certain of the Management Investors to purchase an aggregate number of restricted shares of PESI Common Stock valued at not less than $900,000 nor more than $1,000,000, as calculated on the basis of the per share price set forth in this Section 5.21, and PESI shall utilize and retain the full amount of the Retained Portion of the Purchase Price in payment of such PESI Common Stock acquired by the Management Investors pursuant to this Section 5.21.

The Parent shall cause each of the Management Investors that is not an accredited investor (as defined in Rule 501 of Regulation D) and that is purchasing PESI Common Stock in accordance with this Section 5.21, to appoint a Purchaser Representative (as such term is defined in Rule 501 of Regulation D) to evaluate the merits and risks of their investment in the PESI Common Stock; provided that such Purchaser Representative (i) is not an Affiliate, director, officer or other employee of PESI or the beneficial owner of 10% or more of any class of equity securities of PESI and (ii) has such knowledge and experience in finance and business matters and is capable of evaluating the merits and risks of the prospective investment in PESI Common Stock.

5.22      Parent Required Vote.

(a)           As provided in Section 2.2 hereof, Parent shall obtain the Parent Required Votes necessary to approve this Agreement and the transactions contemplated herein through written consents, without a meeting of, without prior notice to, and without a vote of, Parent’s stockholders, and pursuant to the requirements of Section 228 of the DGCL. All written consents obtained by Parent must be obtained pursuant to, and in accordance with, Section 228 of the DGCL.

5.23      Parent Required Votes by Parent Stockholders; Shareholder Agreements.

(a)           The Parent Required Votes are the only votes of the holders of capital stock of Parent or any class or series of the capital stock of Parent required to adopt this Agreement.

(b)           There are no shareholder agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which Parent, the Company or any of its Subsidiaries is a party with respect to any shares or other equity interests of the Company or any of its Subsidiaries or any other agreement relating to disposition or voting of any equity securities of the Company or any of its Subsidiaries.

ARTICLE VI.
CONDITIONS

6.1        Conditions to Each Party’s Obligation to Close the Acquisition.  The respective obligation of each party to complete the Acquisition shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties in writing, in whole or in part, to the extent permitted by applicable Law):

(a)           This Agreement shall have been adopted by the Parent Required Votes in accordance with the Laws of the State of Delaware and Parent’s certificate of incorporation;

(b)           No Law shall have been enacted or promulgated, and no action shall have been taken, and there shall not be any Litigation pending or threatened, by any Governmental Entity of competent jurisdiction or any other Person that temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the Acquisition or makes consummation of the Acquisition illegal;

(c)           Parent and PESI shall have agreed upon the collectability of each of those receivables listed in the Estimated Closing Balance Sheet, and those unbilled receivables not so listed, in which the amount of such receivable, individually or in the aggregate, by customer is $500,000 or more.  Such agreement will include the receivables in question being part of the “allowance for doubtful accounts” on the Estimated Closing Balance Sheet.

(d)           Each of the Management Investors have completed, executed and delivered to PESI the Subscription Agreement and the Management Investor Questionnaire, in form and substance reasonably satisfactory to PESI, and have delivered to PESI the completed Purchaser Representative Questionnaire, executed by the Purchaser Representative, in form and substance reasonably satisfactory to PESI.

6.2        Conditions to Parent’s Obligation to Close the Acquisition. The obligation of Parent to close the Acquisition is further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by Parent in writing, in whole or in part, to the extent permitted by applicable Law):

(a)           The representations and warranties of PESI  in Article IV of this Agreement shall be true and correct in all respects (except for any de minimis inaccuracies therein) at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and could not reasonably be expected to have or result in, a Material Adverse Effect.  Parent shall have received a certificate signed on behalf of PESI by a senior executive officer of PESI to the foregoing effect;

(b)           PESI shall have performed or complied with in all material respects each of its covenants and obligations under this Agreement required to be performed or complied with by it on or prior to the Closing Date pursuant to the terms of this Agreement, and Parent shall have received a certificate signed on behalf of PESI by a senior executive officer of PESI to the foregoing effect;

(c)           Since the date of this Agreement, there shall not have been any Material Adverse Effect with respect to PESI that has occurred and is continuing. Parent shall have received a certificate signed on behalf of PESI by a senior executive officer of PESI to the foregoing effect;

(d)           Parent shall have received from PESI (i) cash in an amount equal to the Initial Cash Consideration, by wire transfer of immediately available funds of the United States to the bank account designated by Parent, and (ii) the Note, duly executed by PESI, to the order of Parent.

(e)           The Escrow Agent shall have received from PESI $2,000,000, by wire transfer of immediately available funds of the United States to the bank account designated by the Escrow Agent representing the Escrow Amount for deposit in the Escrow Account;

(f)           PESI shall have delivered to Parent the Escrow Agreement, duly executed by PESI  and the Escrow Agent;

(g)           PESI shall have delivered a Secretary’s Certificate, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, certifying as to the truth, accuracy and completeness of (i) the resolutions of the board of directors of PESI, authorizing and approving, among other things, the execution, delivery and performance of this Agreement, the Leichtweis Employment Agreement and the transactions contemplated thereby and stating that the resolutions thereby certified have not been amended, modified, revoked or rescinded, and (ii) PESI’s certificate of incorporation and bylaws (as in effect from the time the resolutions described above were adopted until the Closing) (the “PESI Secretary’s Certificate”).

(h)           PESI shall have delivered to Parent certificates of good standing of PESI from the jurisdiction of its incorporation certified by the appropriate authority of the Governmental Entity issuing such certificate, dated within five (5) days of the Closing Date;

(i)            Parent shall have received the opinion of Conner & Winters LLP, counsel to PESI, in form and substance reasonably satisfactory to Parent and its counsel, dated as of the Closing Date;

(j)            PESI shall have delivered an employment agreement, between PESI and Leichtweis, in substantially the form attached hereto as Exhibit F, to be effective as of and commence on the Closing Date, duly executed by PESI (the “Leichtweis Employment Agreement”);

(k)           PESI shall have delivered to Parent copies of all third party consents set forth on Schedule 6.2(k);

(l)            Parent, PESI, the Company and/or the Company Subsidiaries shall have obtained all material Permits, approvals and consents (including, without limitation, all required transfers or issuances of Environmental Permits) required to consummate the transactions contemplated by this Agreement;

(m)           The Company shall have delivered to Parent a duly executed release of all Claims against Parent or any Subsidiary of Parent by the Company and all the Company Subsidiaries relating to intercompany debts between the Parent, the Company and the Company Subsidiaries arising prior to the Closing; provided, however, such release shall not release the Parent from any and all Liabilities or Claims for Losses arising under or in connection with this Agreement (including, but not limited to, Article VIII hereof), with such release being in form and substance reasonably satisfactory to Parent; and

(n)           Intentionally Omitted.

(o)           PESI shall have delivered such other separate instruments that may be reasonably required by Parent or the Company in connection with the consummation of the transactions contemplated hereby.

6.3        Conditions to PESI’s Obligations to Close the Acquisition.  The obligations of PESI to close the Acquisition are further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by PESI  in writing, in whole or in part, to the extent permitted by applicable Law):

(a)           The representations and warranties of Parent and the Company set forth in Article II of this Agreement shall be true and correct in all respects (except for any de minimis inaccuracies therein) at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had a Material Adverse Effect.  PESI shall have received a certificate signed on behalf of Parent and the Company by a senior executive officer of each of Parent and the Company to the foregoing effect;

(b)           Parent and the Company shall have performed or complied with in all material respects each of its covenants and obligations under this Agreement required to be performed or complied with by it at or prior to the Closing Date pursuant to the terms of this Agreement, and PESI shall have received a certificate signed on behalf of Parent and the Company by a senior executive officer of Parent and of the Company to the foregoing effect;

(c)           Parent and the Company shall have delivered a Secretary’s Certificate, in form and substance reasonably satisfactory to PESI, dated as of the Closing Date, certifying as to the truth, accuracy and completeness of (i) the resolutions of the Parent Board and the Company Board, in each case authorizing and approving, among other things, the execution, delivery and performance of this Agreement and the transactions contemplated thereby and stating that the resolutions thereby certified have not been amended, modified, revoked or rescinded, (ii) the resolutions of the Parent Stockholders authorizing and approving this Agreement and the transactions contemplated thereby and stating that such resolutions have not been amended, modified, revoked or rescinded, and (iii) each of Parent, the Company and  the Company Subsidiaries certificates of incorporation and bylaws (the “Parent and Company Secretary Certificates”).

(d)           PESI shall have received the opinion of Mintz Levin Cohn Ferris Glovsky and Popeo, P.C., counsel to Parent, in form and substance reasonably satisfactory to PESI and its counsel, dated the Closing Date;

(e)           Since the date of this Agreement, there shall not have been any Material Adverse Effect with respect to the Company or the Company Subsidiaries that has occurred and is continuing. PESI shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to the foregoing effect;

(f)            Parent shall have delivered to PESI duly executed stock powers and assignments executed by Parent as to all of the outstanding Company Common Stock and the Company Series A Preferred, endorsed and assigned by Parent to PESI, free and clear of any Liens, in form and substance reasonably satisfactory to PESI;

(g)           Parent shall have delivered to PESI all original stock certificates evidencing all of the issued and outstanding shares of the Company Shares, free and clear of all Liens, with any required stock transfer tax stamps affixed thereto;

(h)           Parent shall have delivered to PESI certificates of good standing of Parent, the Company and each Company Subsidiary from its respective jurisdiction of incorporation, and such jurisdictions where the Company and the Company Subsidiaries are qualified as a foreign corporation, certified by the appropriate authorities of the Governmental Entities issuing such certificates, each dated within five (5) days of the Closing Date;

(i)            Parent shall have delivered to PESI organizational record books, minute books and corporate seal of the Company and each Company Subsidiary and all other books and records relating to the Company and each Company Subsidiary;

(j)            Parent shall have delivered to PESI a certificate of non-foreign status of Parent meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2);

(k)           Parent shall have delivered a duly executed release of all Claims against the Company and all Company Subsidiaries by Parent and each Subsidiary of Parent, substantially in the form and substance reasonably satisfactory to PESI and its counsel (the “Parent Release”);

(l)            Parent, PESI, the Company and the Company Subsidiaries, as appropriate, shall have obtained all material Permits (including, without limitation, all required transfers or issuances of Environmental Permits) set forth on Schedule 6.3(l), which are required to consummate the transactions contemplated by this Agreement or that allow the Company and the Company Subsidiaries to continue to conduct their business and operations following the Closing in the same manner as conducted immediately prior to the Closing Date;

(m)           Parent shall have delivered to PESI the Escrow Agreement, duly executed by Parent and the Escrow Agent;

(n)           Parent shall have delivered to PESI written resignations of the directors of the Company and each Company Subsidiary and Michael T. Brigante, as an officer of the Company and the Company Subsidiaries, effective as of the Closing Date;

(o)           Parent shall have delivered to PESI copies of all third party consents required to be obtained pursuant to the terms of this Agreement;

(p)           Parent shall have delivered releases of Liens from Yorkville Advisors, LLC, YA Global Investments, L.P., Yorkville Bhn S.p.A. and their Affiliates (collectively, “Yorkville”) and SunTrust Bank on the capital stock and all of the assets of the Company and the Company Subsidiaries, in form and substance reasonably satisfactory to PESI;

(q)           Parent shall have delivered to PESI evidence that GAAP Liabilities of the Company and the Company Subsidiaries, on a consolidated basis, do not exceed $15,000,000 as of the Closing Date, in form and substance reasonably satisfactory to PESI;

(r)            None of the individuals identified in Section 6.3(r) of the Parent Disclosure Letter shall have ceased to be employed by the Company or one of the Company Subsidiaries, as the case may be, or shall have expressed any intention to terminate his or her employment with the Company or such Company Subsidiary or have declined to accept employment with PESI or any of its Subsidiaries;

(s)           PESI and Leichtweis shall have entered into the Leichtweis Employment Agreement and PESI shall have received a fully-executed complete copy of such employment agreement, duly executed by Leichtweis;

(t)           All employment agreements and indemnification agreements between the Company or a Company Subsidiary and any officer, director, employee or stockholder of the Company or of a Company Subsidiary in effect prior to the Closing shall have been terminated, without liability to PESI, the Company or any Company Subsidiary, in form and substance reasonably satisfactory to PESI, except for the indemnification agreement between the Company and Leichtweis relating to Leichtweis’ and his wife’s guaranty of certain performance bonds issued on behalf of the Company in connection with those projects listed in Section 6.3(t) of the Parent Disclosure Letter and the employment agreement dated September 1, 2010 between Carrie Daniels and the Company;

(u)           PESI shall have entered into a definitive agreement with the PESI Lender or another lender approving the Acquisition and such lender shall provide the financing to PESI to enable PESI to fund the payment of the Cash Consideration and to consummate the Acquisition, with such agreement providing such terms and conditions as satisfactory to PESI in its sole discretion;

(v)           PESI shall have received from Coulter & Justus, P.C. audited consolidated financial statements (“Audited Financial Statements”) of the Company and the Company Subsidiaries for all years required to be included in a Form 8-K to be filed by PESI as a result of consummation of this Agreement and as required by Regulation S-X (17 CFR Part 210), and with such Audited Financial Statements to be prepared in accordance with Regulation S-X (17 CFR Part 210) and GAAP, consistently applied throughout the periods, and with the Coulter & Justis, P.C. report and consent in connection therewith to be unqualified;

(w)           PESI shall have received from each Management Investor acquiring PESI Common Stock pursuant to Section 5.21 hereof a Subscription Agreement duly executed by such Management Investor, the terms of which shall be reasonably satisfactory to PESI, and such Management Investors shall have purchased from PESI the PESI Common Stock pursuant to Section 5.21 hereof; and

(x)           Parent, the Company and the Company Subsidiaries, as applicable, shall have delivered such other separate instruments that may be reasonably required by PESI in connection with the consummation of the transactions contemplated hereby;

ARTICLE VII.
TERMINATION

7.1        Termination.  Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Acquisition may be abandoned at any time prior to the Closing (notwithstanding any approval of this Agreement by the Parent Stockholders:

(a)           by the mutual consent of PESI and Parent in a written instrument;

(b)           by either Parent or PESI upon written notice to the other, if:

(i)            the Acquisition shall not have been consummated on or before the earlier of (A) August 30, 2011, or (B) five Business Days after the expiration of the 20-day waiting period after the mailing date of the Information Statement, or such later date, if any, as PESI and Parent agree upon in writing (as such date may be extended, the “Termination Date”); provided, however that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Acquisition to have been consummated on or before such date; provided further, however, that if on the Termination Date the conditions to the consummation of the Acquisition set forth in either or both of Sections 7.1(c) and 7.1(e) shall not be fulfilled but all other conditions shall be fulfilled or shall be capable of being fulfilled, then the Termination Date shall be extended by 30 days, and such date shall become the Termination Date for the purposes of this Agreement;

(ii)           any Governmental Entity shall have issued a Law or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting consummation of the Acquisition or making consummation of the Acquisition illegal and such Law or other action shall have become final and nonappealable; provided, however, that the right to terminate pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of or resulted in such action or who is then in material breach of Section 5.4 with respect to such action; or

(iii)          the Parent Stockholders fail to approve this Agreement because of the failure to obtain the Parent Required Votes; provided, however, that Parent’s right to terminate pursuant to this Section 7.1(b)(iii) shall not be available to Parent if Parent’s failure to fulfill any material obligation under this Agreement has been the cause of or resulted in such failure of the stockholders of Parent to adopt this Agreement through written consents obtained pursuant to Section 228 of the DGCL or Parent has not made the payments required to be made by Parent to PESI pursuant to Section 9.1(b) hereof;

(c)           by Parent, upon written notice to PESI, if PESI shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.2(a) or 6.2(b) and (ii) is incapable of being cured by PESI prior to the Termination Date or is not cured by PESI within 30 days following receipt of written notice from Parent of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this clause (c) if Parent is then in material breach or has materially failed to perform any of its representations, warranties or covenants in this Agreement;

(d)           by Parent, upon written notice to PESI, if, prior to obtaining the Parent Required Vote, Parent Board or a committee thereof has made a Parent Adverse Recommendation Change pursuant to Section 5.2 and Parent Board or any committee thereof has authorized Parent to enter into an Acquisition Agreement in respect of the related Superior Proposal; provided, however, that (i) Parent shall have previously paid or shall concurrently pay to PESI the Parent  Termination Fee and reimbursement for Out-of-Pocket Expenses pursuant to Section 9.1(b) and (ii) Parent has not breached its covenants or other agreements contained in Section 5.2;

(e)           by PESI, upon written notice to Parent, if Parent or the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.3(a) or 6.3(b), and (ii) is incapable of being cured by Parent prior to the Termination Date or is not cured by Parent within 30 days following receipt of written notice from PESI of such breach or failure to perform; provided that PESI shall have no right to terminate this Agreement pursuant to this clause (e) if PESI is then in material breach or has materially failed to perform any of its representations, warranties or covenants in this Agreement; or

(f)           by PESI, upon written notice to Parent, (i) if a Parent Adverse Recommendation Change shall have occurred or Parent Board or any committee thereof shall have resolved to make a Parent Adverse Recommendation Change, (ii) if Parent shall have recommended, adopted or approved, or proposed publicly to recommend, adopt or approve any Acquisition Proposal or Acquisition Agreement relating thereto, (iii) if Parent shall have failed to reaffirm the recommendation of Parent Board that Parent stockholders vote in favor of the adoption of this Agreement within three Business Days following receipt from PESI of a written request for such reaffirmation or (iv) within 10 Business Days after a tender or exchange offer relating to securities of Parent has first been published or announced, Parent shall not have sent or given to Parent stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act a statement disclosing that the Parent Board recommends rejection of such tender or exchange offer.

(g)           by PESI, upon written notice to Parent, if PESI terminates this Agreement pursuant to Section 5.19.

7.2        Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given by the party who is electing to terminate to the other party specifying the provision of this Agreement pursuant to which such termination is made and, except with respect to this Section 7.2 and Article IX, this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of PESI or Parent, except as set forth in Section 9.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality and Non-Disclosure Agreement, dated March 25, 2010, by and between PESI and the Company (the “Confidentiality Agreement”); provided that nothing herein shall relieve any party from any liability with respect to any willful breach of any representation, warranty, covenant or other obligation under this Agreement.

ARTICLE VIII.
INDEMNIFICATION

8.1        Indemnification of PESI. Subject to the limitations, terms and conditions of this Article VIII, Parent shall indemnify, defend and hold harmless PESI and its  officers, directors, employees, shareholders, agents, representatives, subsidiaries, successors and permitted assigns (the “PESI Indemnitees”) from and against any and all Losses suffered or to be suffered, asserted or to be asserted against, imposed upon or to be imposed upon, or incurred or to be incurred by any PESI Indemnitees arising out of or resulting from or in connection with:

(a)           the breach of any representation or warranty of the Company or Parent contained in or made pursuant to this Agreement, the Parent Disclosure Letter or any certificate delivered by Parent or the Company to PESI pursuant to this Agreement with respect hereto or thereto in connection with the Closing;

(b)           the breach of any covenant or agreement of the Company or Parent contained in this Agreement;

(c)           any claims by any employee of the Company or any of the Company Subsidiaries  in connection with matters or issues arising prior to the Closing Date;

(d)           any environmental claims brought by any Governmental Entity or any other Person under any Environmental Law arising out of any action or omission of, release or threat of release by, the Company or any of the Company Subsidiaries occurring prior to the Closing Date;

(e)           any consolidated GAAP Liabilities of the Company and the Company Subsidiaries, that existed prior to the Closing Date, but only to the extent such consolidated GAAP Liabilities are, in the aggregate, in excess of $15,000,000 as of the Closing Date; or

(f)            any claims by Leichtweis in his personal capacity in connection with the consideration he receives or is to receive from Parent on or after the Closing.

For purposes of this Article VIII, the term “PESI Indemnitees” shall also include, without limitation, the Company, the Company Subsidiaries and their officers, directors, employees, shareholders, agents, representatives, successors and permitted assigns, and any Losses suffered or to be suffered, asserted or to be asserted, against any of them shall be considered Losses suffered by PESI.

8.2        Indemnification of Parent. Subject to the limitations, terms and conditions of this Article VIII, PESI shall indemnify, defend and hold harmless Parent and its officers, directors, employees, shareholders, agents, representatives, subsidiaries, successors and permitted assigns (the “Parent Indemnitees”) from and against any and all Losses suffered or to be suffered, asserted or to be asserted against, imposed upon or to be imposed upon, or incurred or to be incurred by any Parent Indemnitees arising out of or resulting from or in connection with:

(a)           the breach of any representation, warranty or covenant of PESI contained in or made pursuant to this Agreement; or

(b)           the breach of any covenant or agreement of PESI contained in this Agreement.

8.3        Losses. As used in this Article VIII, the term “Losses” shall include all claims, losses, liabilities, damages, judgments, awards, orders, penalties, settlements, costs and expenses (including, without limitation, interest, penalties, court costs and reasonable legal fees and expenses) including those arising from any demands, claims, suits, actions, costs of investigation, causes of action, proceedings and assessments whether or not made by third parties or whether or not ultimately determined to be valid.  The amount of any Losses shall be computed net of any insurance benefits received in connection with such Losses.

8.4        Indemnification Procedures. The party making a Claim for indemnification under this Agreement shall be, for purposes of this Agreement, referred to as the “Indemnitee” and the party against whom such Claim is asserted under this Agreement shall be, for the purposes of this Agreement, referred to as the “Indemnifying Party.”  The indemnification obligations and liabilities under this Article VIII and pursuant to Article VIII with respect to any action, proceeding, lawsuit, investigation, demand or other Claim brought against any Indemnitee shall be subject to the following terms and conditions:

(a)           Notice of Claim.  The Indemnitee will give the Indemnifying Party prompt written notice after receiving written notice of any Claim or discovering the liability, obligation or facts giving rise to such Claim (a “Notice of Claim”) which Notice of Claim shall set forth (a) a description of the nature of the Claim and (b) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith).

(b)           Defense.  The Indemnifying Party shall have the right to participate in the defense of a Claim at their expense.  The Indemnifying Party shall have the right, at their option (subject to the limitations set forth in Section 8.4(c) below), by written notice to the Indemnitee, to assume the entire control of, subject to the right of the Indemnitee to participate (at its expense and with counsel of its choice) in, the defense, compromise or settlement of the Claim as to which such Notice of Claim has been given, and shall be entitled to appoint counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense.  If the Indemnifying Party elects to assume the defense of a Claim:  (a) the Indemnifying Party shall keep the Indemnitees reasonably informed of the status of such defense; provided, however, that in the case of any settlement providing for remedies other than monetary damages for which indemnification is provided, the Indemnitees shall have the right to approve the settlement, which approval shall not be unreasonably withheld or conditioned; and (b) the Indemnitees shall cooperate fully in all respects with the Indemnifying Party in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnitees shall make available to the Indemnifying Party all pertinent information and documents under its control.

(c)           Limitations of Right to Assume Defense.  The Indemnifying Party shall not be entitled to assume control of such defense if (a) the Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (b) the Claim seeks an injunction or equitable relief against any of the Indemnitees; (c) there is a reasonable probability that a Claim may materially and adversely affect the Indemnitees other than as a result of money damages or other money payments; or (d) if counsel for the Indemnitees concludes in good faith that there is a conflict of interest between the Indemnitees, or any one of them, and the Indemnifying Party, in connection with the matter that the Indemnifying Party desires to assume control of the defense.

(d)           Other Limitations.  Failure to give prompt Notice of Claim or to provide copies of relevant available documents or to furnish relevant available data shall not limit the Indemnitee’s right to recover from such Claim and shall not affect the duties or obligations of the Indemnifying Party under this Article VIII, except to the extent such failure prejudices the defense of such Claim.  So long as the Indemnifying Party is defending any such action actively and in good faith, the Indemnitees shall not settle such action without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.  The Indemnitees shall make available to the Indemnifying Party all relevant records and other relevant materials required by them and in the possession or under the control of the Indemnitees, for the use of the Indemnifying Party and its representatives in defending any such action, and shall in other respects give reasonable cooperation in such defense.

(e)           Failure to Defend.  If the Indemnifying Party, after receiving a Notice of Claim, fails to defend such Claim reasonably and in good faith, the Indemnitee will (upon further written notice) have the right to undertake the defense, compromise or settlement of such Claim as it may determine in its reasonable discretion at the sole cost and expense of the Indemnifying Party subject to the limitations contained in this Article VIII.

(f)           Indemnitee’s Rights.  Anything in this Section 8.4 to the contrary notwithstanding, the Indemnifying Party shall not, without the written consent of the Indemnitees, settle or compromise any action or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnitees of a full and unconditional release from all liability and obligation in respect of such action without any payment by the Indemnitees.

8.5        Limitations on Indemnification.

(a)           Survival; Time Limitation under Section 8.1.  The representations, warranties, covenants and agreements in this Agreement made by the Parent or the Company or in any writing delivered by the Company and/or Parent in connection with this Agreement shall survive the Closing until the expiration of (i) the second anniversary from the Closing Date for Claims relating to breach of any of the representations or warranties of the Parent and/or the Company contained herein, except as otherwise provided below; (ii) the third anniversary from the Closing Date for Claims relating to a breach of any covenant or agreement contained herein except as otherwise provided below; and (iii) claims relating to a Fundamental Warranty (as defined below) may be asserted or brought at any time during the applicable statute of limitations period relating to the applicable Fundamental Warranty.  Any Claim made by a PESI Indemnitee hereunder prior to expiration of its survival period shall be preserved despite the subsequent expiration of the survival period and any Claim set forth in a Notice of Claim sent prior to the expiration of such survival period shall survive until final resolution thereof. No Claim for indemnification under this Article VIII shall be brought after the end of the expiration of the survival period, as set forth in this Section 8.5(a), as applicable to such Claim. The term “Fundamental Warranty” means the following Claims:

(i)            the intentional or willful misrepresentation of representations or warranties;

(ii)           the intentional or willful breach of any covenant or agreement;

(iii)           liability for Taxes of the Company or any Company Subsidiary for all periods prior to the Closing Date;

(iv)           Parent’s breach of the representations that it owns all of the outstanding capital stock of the Company or the Company and the Company Subsidiaries own all of their respective assets; or

(v)            CERCLA or other offsite environmental Liabilities or Claims for all periods prior to the Closing Date or arising due to acts or actions occurring prior to the Closing Date.

(b)           Survival; Time Limitations Under Section 8.2.  The representations, warranties, covenants and agreements made by PESI in this Agreement or in any writing delivered by PESI in connection with this Agreement shall survive the Closing until the expiration of (i) the second anniversary from the Closing Date for Claims relating to breach of any of the representations and warranties of PESI contained herein; and (ii) the third anniversary from the Closing Date for Claims relating to breach of any covenant or agreement contained herein.  Any Claim made by a Parent Indemnitee hereunder prior to expiration of its survival period shall be preserved despite the subsequent expiration of the survival period and any Claim set forth in a Notice of Claim sent prior to the expiration of such survival period shall survive until the final resolution thereof.  No Claim for indemnification under Section 8.2 shall be brought after the end of the expiration of the survival period, as set forth in this Section 8.5(b), as applicable to such Claim;

(c)           Basket.  The PESI Indemnitees shall not assert any indemnification claim under this Article VIII, and Parent shall have no obligation to indemnify any PESI Indemnitee, until the aggregate amount of all Claims for Losses by the PESI Indemnitees exceeds $245,000, in which event Parent will be responsible for all Losses, including without limitation, the Basket Amount, subject to the terms of this Article VIII;

(d)           Aggregate Amount Limitation of the Parent.  Parent’s aggregate liability for Losses of the PESI Indemnitees under this Article VIII  shall not exceed the following:

(i)             Claims relating to breaches of representations and warranties, shall not exceed, in the aggregate, the sum of $3,000,000, except as otherwise provided herein;

(ii)            Claims relating to breaches of covenants or agreements shall not exceed in the aggregate the sum of $4,900,000, except as otherwise provided herein; and

(iii)           Claims relating to any Fundamental Warranty shall be limited to the Purchase Price.

(e)           Aggregate Amount Limitation of PESI.  PESI’s aggregate liability for Losses of the Parent Indemnitees under this Article VIII  shall not exceed the following:

(i)             Claims relating to breaches of PESI’s representations and warranties shall not exceed, in the aggregate, the sum of $500,000; and

(ii)            Claims relating to PESI’s breach of covenants or agreements shall not exceed, in the aggregate, the unpaid principal balance of the Note as of the date of such breach

8.6        Exclusive Remedy. Except as provided under Sections 1.4 and 1.5, which shall be the sole provisions with respect to final determination of the Net Working Capital Amount, Section 5.17, Article VII and Sections 9.1, 9.3 and Section 9.13, after the Closing Date, the rights and remedies of the parties expressly provided for in this Article VIII shall be the sole and exclusive remedy of the parties and their respective officers, directors, employees, Affiliates, agents, representatives, successors and assigns for any breach or inaccuracy of any representation, warranty or breach or non-fulfillment of any covenant or agreement contained in this Agreement, and the parties shall not be entitled to rescission of this Agreement or to any further indemnification or other rights or claims of any nature whatsoever (including under statute, regulation, common law, in equity or for negligence) in respect thereof, all of which the parties hereby waive to the fullest extent permitted by Law.

8.7        Application of Escrow Amount. Neither the Escrow Amount nor the Escrow Agreement shall in any manner limit Parent’s liability to PESI for Losses under this Agreement, and if the amount of Parent’s Liability to PESI under this Agreement exceeds the Escrow Amount, Parent shall pay such excess Losses to PESI in accordance with the terms of this Agreement and will not be released from Liability to PESI for such excess Losses.

ARTICLE IX.
MISCELLANEOUS

9.1        Fees and Expenses.

(a)           All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except (i) as otherwise provided in this Section 9.1, and (ii) Parent will bear and pay all such fees, costs and expenses incurred by Parent, the Company and the Company Subsidiaries (including, without limitation, expenses incurred by Parent in preparing, printing and mailing of the Information Statement, and any and all amounts due to the Parent’s, Company’s and the Company Subsidiaries’ investment bankers and brokers) in connection with this Agreement and/or the transactions contemplated herein.

(b)           (i) If this Agreement is terminated by Parent pursuant to Section 7.1(d), or (ii) if this Agreement is terminated by PESI pursuant to Section 7.1(f), or (iii) if this Agreement is terminated by either Parent or PESI pursuant to Section 7.1(b)(iii), then Parent shall pay to PESI an aggregate amount equal to the sum of (x) $625,000 (the “Parent Termination Fee”), and (y) reimbursement for Out-of-Pocket Expenses of PESI as determined in accordance with Section 9.1(c).

(c)            “Out-of-Pocket Expenses” means, with respect to PESI all out-of-pocket expenses and fees (including all fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors) of PESI arising out of, in connection with or related to the Acquisition or the other transactions contemplated by this Agreement, up to a maximum of $250,000 in the aggregate. On any date on which PESI shall request reimbursement for Out-of-Pocket Expenses or such reimbursement shall become payable in accordance with the provisions of Sections 7.1 or 9.1, PESI shall provide to Parent a written statement of the respective amounts and nature of such Out-of-Pocket Expenses.

(d)           Intentionally Omitted.

(e)           Any payment required pursuant to Section 9.1(b) shall be made at the time of such termination of this Agreement by wire transfer of immediately available funds to the account designated by PESI set forth in Section 9.1(e) of the PESI Disclosure Letter, as applicable.  Each party acknowledges that the agreements contained in this Section 9.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent  fails promptly to pay or cause to be paid the amounts due from it pursuant to such sections, and, in order to obtain such payment, the other party commences a suit that results in a judgment for the amounts set forth in such sections, the non-prevailing party shall pay to the prevailing party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 9.1 from the date payment was due at 6% per annum.

(f)           This Section 9.1 shall survive any termination of this Agreement.

(g)           The parties agree that payment of the Parent Termination Fee is as liquidated damages (and not as a penalty) for termination of this Agreement and that the actual damages to PESI in the event of such termination are impractical to ascertain and the amount of the Parent Termination Fee is a reasonable estimate thereof.

9.2        Amendment; Waiver.

(a)           This Agreement may not be amended except by an instrument in writing signed on behalf of each of PESI and Parent.

(b)           At any time prior to the Closing, Parent and the Company, on one hand, and PESI, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other party or parties, (ii) waive in whole or in part any inaccuracies in the representations and warranties of the other party or parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party or parties or (iii) waive in whole or in part compliance with any of the agreements or conditions of the other party or parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

9.3        Offsets. PESI may offset any amounts it owes to Parent under this Agreement or the Note for any Claims it may have against Parent under Article VIII hereof, except as otherwise provided in this Section 9.3.  Unless the Escrow Agreement has terminated pursuant to its terms or the Escrow Amount has been exhausted, PESI or any PESI Indemnitee shall, in the first instance, satisfy that portion of any Claim by PESI or any PESI Indemnitee for indemnification under Article VIII that does not exceed the remaining Escrow Amount (less any amounts reserved by the Escrow Agent pursuant to the Escrow Agreement for Claims being disputed by the Parent) as of the date of such Claim (“Remaining Escrow Amount”) out of the Remaining Escrow Amount before PESI may offset such Claim, or that portion thereof that exceeds the Remaining Escrow Amount, against any amounts PESI owes to Parent under this Agreement or the Note.  In the event that the Escrow Amount has been exhausted or the Escrow Agreement has terminated pursuant to its terms or the Claim by PESI or any of the PESI Indemnitees under Article VIII exceeds the Remaining Escrow Amount, PESI may then offset such portion of such Claim that cannot be satisfied out of the Escrow Amount against its obligations to make payments to Parent provided for in this Agreement (including, but not limited to, payments under the Note).  Any Claim that PESI makes to offset against any of the obligations to Parent under this Agreement or the Note shall be subject to the appropriate Indemnification Procedures set forth in Section 8.4 hereof.

9.4        Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter’s confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, (c) the expiration of five Business Days after the day when mailed in the United States by certified or registered mail, postage prepaid, or (d) delivery in person, in each case addressed to the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent and the Management Investors, to:	C. Thomas McMillen Chief Executive Officer Homeland Security Capital Corporation 4601 North Fairfax Drive Arlington, VA 22203 Fax: (703) 528-0956

with a copy to (which copy shall not constitute notice):	Kenneth R. Koch, Esq. Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 Fax: (212) 983-3115
and (b) if to PESI to:	Dr. Louis F. Centofanti Chairman and Chief Executive Officer Perma-Fix Environmental Services, Inc. 8302 Dunwoody Place, Suite 250 Atlanta, GA 30350 Fax: (770) 587-9937
with a copy to (which copy shall not constitute notice):	Irwin H. Steinhorn, Esq. Conner & Winters, LLP 1700 One Leadership Square 211 North Robinson Avenue Oklahoma City, OK 73102 Fax: (405) 232-2695

9.5        Rules of Construction and Interpretation; Certain Definitions.

(a)           When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement,” “hereof,” “herein,” and “hereunder” include any schedules, exhibits or other attachments to this Agreement. The word “or” shall be deemed to mean “and/or.” The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available. The word “affiliates” when used in this Agreement shall have the meaning ascribed to it in Rule 12b-2 under the Exchange Act. The phrase “beneficial ownership” and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b)           Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(c)           The inclusion of any information in the Parent Disclosure Letter or PESI Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Parent Disclosure Letter or PESI Disclosure Letter, as applicable, that such information is required to be listed in the Parent Disclosure Letter or PESI Disclosure Letter, as applicable, or that such items are material to the Company or PESI, as the case may be.

(d)           The following terms have the following definitions:

(i)             “Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of New York, provided that if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next day which is a Business Day.

(ii)            “Claim” shall mean any claim, action, suit, proceeding or investigation.

(iii)          “Cleanup” means all actions required under Environmental Laws or by any applicable Governmental Entity to: (i) clean up, remove, treat or remediate Hazardous Materials in the environment; (ii) prevent the Release or threatened Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the environment.

(iv)           “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(v)            “Commercially Reasonable Efforts” means, with respect to any party, the agreement of such party to cooperate and to use its reasonable efforts consistent with customary commercial practice without (i) payment or incurrence of any liability or obligation, other than reasonable expenses, or (ii) the requirement to engage in litigation.

(vi)          “Company Credit Agreement” means that certain Loan and Security Agreement, dated March 17, 2008, by and among the Company, Company Subsidiaries, as signatories thereto, and SunTrust Bank, as amended.

(vii)         “Company IP” means all Intellectual Property used in or material to the business of the Company or any of its Subsidiaries as currently conducted or as currently proposed to be conducted.

(viii)        “Employment and Withholding Taxes” means any federal, state, provincial, local, foreign or other employment, unemployment, insurance, social security, disability, workers’ compensation, payroll, health care or other similar Tax and all Taxes required to be withheld by or on behalf of each of the Company and any of its Subsidiaries, or PESI and any of its Subsidiaries, as the case may be, in connection with amounts paid or owing to any employee, independent contractor, creditor or other party, in each case, on or in respect of the business or assets thereof.

(ix)           “GAAP Liabilities” means the total amount of consolidated liabilities of the Company and the Company Subsidiaries as reflected as the total liabilities on the Estimated Closing Balance Sheet and determined in accordance with GAAP.

(x)            “Hazardous Material” means (i) chemicals, pollutants, contaminants, wastes, toxic, hazardous substances, any radioactive materials and waste, and oil and petroleum products, (ii) carbon dioxide and other greenhouse gases; (iii) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials, lead or lead-based paint or materials or radioactive materials or waste, (iv) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified as hazardous, toxic or otherwise regulated under any Environmental Law, (v) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous to human health or the environment, (vi) naturally occurring radioactive material (NORM), or (vii) any other substance which is subject of regulatory action by any Governmental Entity or under any Environmental Law.

(xi)           “Intellectual Property” means all patent applications, patents, trademarks, service marks, corporate names, business names, brand names, trade names, all other names and slogans embodying business or product goodwill (or both), trade styles or dress, mask works, copyrights, works of authorship, moral rights of authorship, rights in designs, trade secrets, technology, inventions, invention disclosures, discoveries, improvements, know-how, program materials, processes, methods, confidential and proprietary information, throughout the world and all other intellectual and industrial property rights, throughout the world, whether or not subject to statutory registration or protection and, with respect to each of the foregoing, all registrations and applications for registration, renewals, extensions, continuations, reissues, divisionals, improvements, modifications, derivative works, goodwill, and common law rights, and causes of action relating to any of the foregoing.

(xii)          “Knowledge” means, (i) with respect to Parent or the Company, the actual Knowledge of C. Thomas McMillen, Michael T. Brigante, Christopher P. Leichtweis, Raymond A. Peters, Robert M. Szozda, Donald J. Goebel, Carrie Z. Daniels, Andrew J. Lombardo, Mark E. Kaye, Anne E. Smith and Andrew A. Henderson; and (ii) with respect to PESI, the actual knowledge of Dr. Louis F. Centofanti and Ben Naccarato.

(xiii)         “Law” means any foreign, international, federal, state or local law, treaty, convention, statute, code, ordinance, regulation, rule, order, directive, principle of common law or other legally enforceable obligation imposed by a court or other Governmental Entity.

(xiv)         “Leichtweis” shall mean Christopher P. Leichtweis.

(xv)          “Liability” and “Liabilities” means any debt, obligation, or liability of any nature (including any undisclosed, unfixed, unliquidated, unsecured, unmatured, unaccrued, contingent, conditional or inchoate liability, including strict liability).

(xvi)         “Lien” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.

(xvii)        “Litigation” means any action, claim, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in law or in equity, by or before any Governmental Entity or arbitrator (including worker’s compensation claims).

(xviii)      “Material Adverse Effect” means, with respect to Parent, the Company or PESI, as the case may be, any (A) change, (B) effect, (C) event, (D) occurrence, (E) state of facts or (F) development or developments, that results or could reasonably be expected to result, individually or in the aggregate, in a material adverse change on the business, properties, assets, liabilities (contingent or otherwise), financial condition or results of operations of such party and its Subsidiaries, taken as a whole, or on the ability of such party to consummate the transactions contemplated by this Agreement; provided, that for purposes of analyzing whether any change, effect, event, occurrence, state of facts or development constitutes a Material Adverse Effect under this definition, the parties agree that each of the terms contained in clauses (A) through (F) above are intended to be separate and distinct. Notwithstanding the foregoing, the following shall not be deemed to constitute a Material Adverse Effect: (i) changes resulting from the announcement or pendency of this Agreement, or any actions taken by any party in compliance with this Agreement or the consummation of the Acquisition, (ii) any effect of any change in the United States, or foreign economies or securities or financial markets in general, (iii) changes in applicable Law or United States foreign or international generally accepted accounting principles or financial reporting standards or interpretations thereof after the date of this Agreement, (iv) any effect of any change that has the same or similar affect on all companies within the industry in which the Company or any of the Company Subsidiaries operate or (v) any effect resulting from an act of war or terrorism.

(xix)         “Permitted Lien” means (A) statutory Liens for Taxes, assessments and other governmental charges which are not yet due and payable, provided the liabilities that are secured by for such Liens are listed on the Estimated Closing Balance Sheet, (B) statutory or common law Liens to secure sums not yet due to landlords or sublandlords under leases or rental agreements, (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Laws, (D) statutory or common law Liens in favor of carriers, warehousemen, mechanics, workmen, repairmen and materialmen to secure claims for labor, materials or supplies and incurred in the ordinary course of business for sums not yet due, (E) restrictions on transfer of securities imposed by applicable state and federal securities Laws, (F) Liens resulting from a filing by a lessor as a precautionary filing for a true lease, (G) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, and (H) Liens granted and outstanding as of the date of this Agreement to a bonding company in connection with guarantees issued by a bonding company on behalf of the Company or a Company Subsidiary for bonded projects being performed by the Company and the Company Subsidiaries as of the date of this Agreement which have been entered into by the Company or a Company Subsidiary in the ordinary course of business consistent with past practices.  The above Permitted Liens will be subject to future liens granted in favor of PNC Bank, National Association, as agent or otherwise, under any financing documents it may enter into with PESI.

(xx)          “Person” means any natural person, firm, individual, partnership, court, joint venture, business trust, trust, association, corporation, company, limited liability company, unincorporated entity or Governmental Entity.

(xxi)         “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, transporting or placing of Hazardous Materials or the threatened Release of any Hazardous Materials, including into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.

(xxii)        “Securities Act” means the Securities Act of 1933, as amended.

(xxiii)       “SPRU Project” means Subcontract No. 2008-SC-SPRU-001 between Safety and Ecology Corporation and subcontract to URS Energy & Construction, Inc. for the U.S. Department of Energy for the deactivation, demolition, and removal of the Separations Process Research Unit at the Knolls Atomic Power Laboratory in Niskayuna, New York.

(xxiv)       “Subsidiary” means, with respect to any Person, any other Person of which (i) such Person is directly or indirectly a manager or general partner or (ii) 50% or more of the securities or other equity interests having by their terms ordinary voting power for the election or appointment of directors, managers or others performing similar functions are directly or indirectly owned by such Person.

(xxv)        “Tax” means all net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, excise, severance, stamp, occupation, premium, property, disability, capital stock, or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, including Employment and Withholding Taxes, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity.

(xxvi        “Tax Return” means any return, estimated tax return, report, declaration, form, claim for refund or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(xxvii)      “Yorkville” has the meaning as set forth in Section 6.3(p) hereof.

9.6        Headings; Disclosure Letters. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Disclosure of any matter pursuant to any Section of the Parent Disclosure Letter or PESI Disclosure Letter shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

9.7        Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

9.8        Entire Agreement. This Agreement and the Confidentiality and Non-Disclosure Agreement between PESI and the Company dated March 25, 2010 constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the parties with respect to the subject matter of this Agreement.

    9.9        Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction is invalid, void, unenforceable, overly broad or against public policy by any court of competent jurisdiction, the parties intend that such court modify such provision to the extent necessary so as to render it valid, effective, enforceable, reasonable and not overly broad and such term, provision, covenant or restriction shall be deemed modified to the extent necessary to provide the intended benefits to modify this Agreement so as to effect the original intent of the parties, as evidenced by this Agreement, as closely as possible in a mutually acceptable manner in order that the transactions as originally contemplated hereby are fulfilled to the fullest extent possible.

9.10      Governing Law. This Agreement shall be governed, construed and enforced in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

9.11      Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

    9.12      Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this Agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any Affiliate of any party to this Agreement, nor any Representative or other controlling Person of each of the parties to this Agreement and their respective Affiliates, except the Parent, shall have any Liability or obligation arising under this Agreement or the transactions contemplated hereby. Other than as set forth in this Section 9.10, Parent and the Company acknowledge and agree that all provisions contained in this Agreement with respect to the Company employees are included for the sole benefit of the Company and PESI, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any employees, former employees, any participant in any Company Employee Benefit Plan or other benefit plan or arrangement, or any dependent or beneficiary thereof, or (ii) to continued employment with the Company, PESI, or any of their respective Subsidiaries.

9.13      Intentionally Omitted.

    9.14      Jurisdiction. Each of the parties agrees that any claim, suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, under or in connection with, this Agreement or the transactions contemplated hereby shall be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, suit, action or proceeding relating to this Agreement shall be brought by it or any of its Affiliates except in such court), and the parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of such court in any such claim, suit, action or proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum to the maintenance of any such claim, suit, action or proceeding; provided, however, that if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware shall be deemed sufficient for purposes of this Section 9.14. Each of the parties hereto further agree that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document in any such claim, suit, action or proceeding may be served on any Person anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in this Section 9.14 shall be deemed effective service of process on such party. The parties hereto hereby agree that a final, non-appealable judgment in any such claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions in the world by suit on the judgment or in any other manner provided by applicable Law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, PESI, Parent and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PERMA-FIX ENVIRONMENTAL SERVICES, INC., a Delaware corporation

By: /s/Louis Centofanti
Name: Dr. Louis Centofanti
Title: President

(“PESI”)

HOMELAND SECURITY CAPITAL CORPORATION, a Delaware corporation

By: /s/C Thomas McMillen
Name: C Thomas McMillen
Title: CEO

(“Parent”)

SAFETY & ECOLOGY HOLDINGS CORPORATION, a Nevada corporation

By: /s/Christopher Paul Leichtweis
Name: Christopher Paul Leichtweis
Title: President/CEO

(the “Company”)

Signature to Stock Purchase Agreement